Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-187154

6,000,000 Shares

COMMON SHARES

Westport Innovations Inc. is offering 6,000,000 Common Shares.

Our Common Shares are listed on the Toronto Stock Exchange, or the TSX, under the trading symbol “WPT” and on The Nasdaq Global Select Market, or NASDAQ, under the symbol “WPRT.” On September 25, 2013, the closing price of the Common Shares on the TSX and NASDAQ was $28.20 and U.S.$27.30, respectively.

Investing in our Common Shares involves risks. See “Risk Factors” beginning on page S-21 in this prospectus supplement and in the accompanying prospectus, beginning on page 8.

PRICE U.S. $25.39 PER SHARE

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Company
Per Share	U.S.$	25.390000	U.S.$	0.698225	U.S.$	24.691775
Total	U.S.$	152,340,000	U.S.$	4,189,350	U.S.$	148,150,650

We have granted the underwriters the right to purchase up to 900,000 additional Common Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on October 1, 2013.

MORGAN STANLEY	JEFFERIES	DEUTSCHE BANK SECURITIES

RBC CAPITAL MARKETS	LAKE STREET CAPITAL MARKETS	CRAIG-HALLUM CAPITAL GROUP

September 26, 2013

PROSPECTUS SUPPLEMENT

Important Notice About Information in this Prospectus Supplement and the Accompanying Prospectus	S-i
Special Notice Regarding Forward-Looking Statements	S-ii
Documents Incorporated by Reference	S-iii
Exchange Rate Information	S-iv
Prospectus Summary	S-1
Risk Factors	S-21
Use of Proceeds	S-23

PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS

PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Common Shares we are offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. This Prospectus Supplement is deemed to be incorporated into the accompanying Prospectus solely for the purpose of the Offering.

You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement and the Prospectus. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the Underwriters are offering to sell, and seeking offers to buy, these

S-i

securities only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we have previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada (except Quebec) that is incorporated in the Prospectus by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus Supplement and the Prospectus, unless otherwise indicated, references to “we”, “us”, “our”, “Westport” or the “Corporation” are to Westport Innovations Inc. and all of its wholly-owned and majority-owned subsidiaries and consolidated joint ventures, as well as Cummins Westport Inc. (“CWI”). All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement and the Prospectus, and in certain documents incorporated by reference in the Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus Supplement and the Prospectus contain forward-looking statements including, but not limited to:

•	the timing of sales of the Volvo V60 Bi-Fuel premium sportwagon;

•	the timing of sales of natural gas powered Ford F-150 trucks;

•	sources of revenue for Westport’s New Markets and Off-Road Systems business units;

•	the projected number of on-road natural gas vehicles (“NGVs”);

•	future market share of new natural gas Class 7 and 8 trucks in the United States;

•	future increase in demand for natural gas engines;

•	the timing for, establishment of and number of natural gas refueling stations;

•	the future expansion of Westport’s intellectual property portfolio;

•	the timing for production of a 13-litre heavy-duty natural gas engine with Volvo GTT;

•	the timing for production and testing of a natural gas fuelled EMD SD70 locomotive;

•	the future strategic investment in new markets and development of new products and capabilities; and

•	expansion of sales in foreign markets.

In addition to those forward-looking statements referred to above, you should also refer to the AIF (as defined below) under the heading “Forward-Looking Information”, and the Annual MD&A (as defined below) and Q2 MD&A (as defined below) under the heading “Forward-Looking Statements”, each of which are incorporated by reference into the Prospectus, for a list of some additional forward-looking statements made by us in this Prospectus Supplement, the Prospectus and the documents incorporated by reference into the Prospectus.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference into the Prospectus and other unforeseen risks. Such risks and the assumptions upon which such forward-looking statements are based

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include, without limitation, risks and assumptions in respect of market acceptance of our products, product development delays, delays in contractual commitments, changing environmental regulations, the ability to attract and retain business partners, the success of our business partners and the original equipment manufacturers with whom we’ve partnered, future levels of government funding and incentives, competition from incumbent or new technologies, price differentials between natural gas relative to petroleum-based fuels, limitations on our ability to protect our intellectual property and claims and disputes in respect thereof, our ability to integrate acquired businesses, natural gas refueling infrastructure limitations, capital requirements, and those risks discussed in this Prospectus Supplement and the accompanying Prospectus under the heading “Risk Factors”.

You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus Supplement, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof. See “Documents Filed as Part of the Registration Statement” in this Prospectus Supplement.

Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from our Vice President, Investor Relations & Communications at 101-1750 West 75th Avenue, Vancouver, British Columbia, V6P 6G2, telephone (604) 718-2046. Copies of documents incorporated by reference may also be obtained by accessing the web site located at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in each of the provinces of Canada (except Quebec), and such documents are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

•	our annual information form dated March 7, 2013 for the year ended December 31, 2012 (the “AIF”);

•	our management proxy circular dated February 28, 2013 relating to the annual and special meeting of shareholders held on April 11, 2013 (the “Management Proxy Circular”);

•	our amended audited consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011, together with the notes thereto, and the auditors’ report thereon addressed to our shareholders and filed on SEDAR on May 31, 2013 (the “Annual Financial Statements”);

•	our amended management’s discussion and analysis of financial condition and results of operations dated May 31, 2013, for the fiscal year ended December 31, 2012 and filed on SEDAR on May 31, 2013 (the “Annual MD&A”);

•	our interim consolidated financial statements as at and for the three and six month periods ended June 30, 2013 and 2012 (the “Q2 Financial Statements”);

•	our interim management’s discussion and analysis of financial condition and results of operations dated August 1, 2013, for the three and six months ended June 30, 2013 (the “Q2 MD&A”); and

•	the audited financial statements of CWI as at December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012 and December 31, 2011.

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Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative unaudited interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus Supplement and before the date on which all Common Shares covered by the registration statement, of which this Prospectus Supplement and the Prospectus forms a part, (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Corporation to be in compliance with the current public information requirement under Rule 144, shall be deemed to be incorporated by reference in the Prospectus.

To the extent that any document or information incorporated by reference into the Prospectus is included in a report that is filed with the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which the Prospectus forms a part. In addition, we have and will incorporate by reference into the Prospectus from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference into the Prospectus will be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into the Prospectus or to constitute part of this Prospectus Supplement.

EXCHANGE RATE INFORMATION

The following table sets out, for each period indicated, the exchange rate at the end of the period and the average of the exchange rates on each day during the period for one U.S. dollar expressed in Canadian dollars, based on the U.S.-Canada dollar noon exchange rates quoted by the Bank of Canada. On September 25, 2013, the rate was Cdn.$1.0295 equals U.S.$1.00.

	Six Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2012	2011
Average for period	1.0159	1.0057	0.9996	0.9891
End of period	1.0512	1.0191	0.9949	1.0170

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PROSPECTUS SUMMARY

The following summary highlights basic information about us and this Offering. This summary does not contain all of the information you should consider before making a decision to invest in our Common Shares. You should review this entire Prospectus Supplement and the accompanying Prospectus carefully, including the risks of investing in our Common Shares discussed in the “Risk Factors” section of this Prospectus Supplement and the accompanying Prospectus and our consolidated financial statements and notes thereto and the other documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

WESTPORT INNOVATIONS INC.

Overview

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty- (10 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, to date we have sold over 97,000 natural gas and propane engines and fuel systems to customers in more than 19 countries. We currently have strategic relationships with three of the world’s top four engine producers and supply or have strategic relationships with six of the world’s top ten truck producers, as well as eight of the world’s top ten automotive manufacturers.

Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. We have invested approximately U.S.$500 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas while preserving the key benefits of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource. Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas (“RNG”) or hydrogen. Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with the world’s leading diesel engine and truck original equipment manufacturers (“OEMs”) to develop, manufacture and distribute our engines and fuel systems to a diverse group of global truck and bus OEMs. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low-emission engines is prevalent.

The principal focus and responsibilities of our operations are summarized below:

Applied Technologies Business Unit

The Applied Technologies business unit (“Applied Technologies”) designs, manufactures and sells compressed natural gas (“CNG”) and liquefied petroleum gas (“LPG”) components and subsystems to over 20 global OEMs, including Fiat, Volkswagen, Tata Motors (“Tata”), the GAZ Group, Toyota, Chrysler, and General Motors (“GM”), and to aftermarket customers in over 60 countries. Sales from Westport’s wholly owned Italian subsidiaries, OMVL S.p.A. (“OMVL”) and Emer S.p.A (“Emer”), including its wholly owned subsidiaries Valtek S.p.A. and Sicom S.r.L., and Westport’s Australian operations are reported under Applied Technologies and are made either directly to OEMs or through one of their many distributors. The Applied Technologies business unit designs and manufactures a range of components from pressure regulators, injectors, electronic control units and valves, to filters; sells monofuel and bi-fuel conversion kits; and also offers engine management systems and solutions that can be launched quickly at a competitive price. The Applied Technologies business unit provides Westport with high volume, scalable manufacturing and assembly. The business unit has a strong customer base in Europe and is targeting growing markets in Asia, and North and South America.

On-Road Systems Business Unit

The On-Road Systems business unit (“On-Road Systems”) engineers, designs, assembles and sells complete engine and vehicle systems for automotive, light commercial, trucking and industrial applications. Westport’s existing On-Road Systems OEM customers and partners include Ford, GM, PACCAR Inc. (“PACCAR”) (Kenworth Truck Company (“Kenworth”) and Peterbilt (“Peterbilt”), a PACCAR company), Volvo Car Group (“Volvo Car”), AB Volvo (“AB Volvo”) and Clark. Current products include the Westport WiNGTM System for the Ford F-250/F-350 and F-450/F-550 bi-fuel (CNG and gasoline) Super Duty pickup truck, WestportTM 15L product using Westport high pressure direct injection (“HPDI”) technology and offered in Peterbilt and Kenworth heavy-duty trucks, Volvo Car bi-fuel systems (CNG and gasoline) for the V70 bi-fuel wagon, and WestportTM 2.4L industrial engines sold to Clark and Cummins Western Canada for forklift and oilfield applications, respectively. Westport also offers the Westport iCE PACK™ LNG Tank System (“Westport LNG Tank System”) for spark ignited engines, which will be available starting in the fourth quarter of 2013. The Westport LNG Tank System allows Westport to offer natural gas solutions to a broad range of natural gas vehicles as it is not designed exclusively for Westport natural gas engine systems. To facilitate faster adoption of natural gas vehicles, the On-Road Systems business unit also provides JumpStart mobile fuel services so that fuel is available in areas without a station. Volvo Car’s Bi-Fuel product line featuring bi-fuel systems from Westport as a Volvo Car approved assembler was expanded earlier this year with the launch of the Volvo V60 Bi-Fuel premium sportwagon, with sales expected to begin in the fourth quarter of 2013. Westport is also expanding its Ford Qualified Vehicle Modifier (“QVM”) product portfolio with a natural gas powered system for the Ford F-150 in both the United States and Canada, with sales expected to begin in 2014. Through Westport’s recent acquisition of BAF Technologies, Inc. (“BAF”), Westport further supports clients with vehicle conversions through the Ford QVM program and increases Westport’s product range with the Ford line to include transit, cargo shuttle and taxi vehicles, and specifically products for the Ford E-250/E-350, E-450/E-550, F-59 and F-650 and Transit Connect. BAF also provides aftermarket conversion products, alternative fuel systems and application engineering.

The On-Road Systems business unit has additional product development activities underway with AB Volvo for Westport HPDI-powered heavy-duty trucks, and an advanced technology development program with GM for light-duty vehicles.

New Markets and Off-Road Systems Business Unit

Westport has been exploring opportunities for using liquefied natural gas (“LNG”) fuel in large, off-road engine applications including rail, mining, marine, and oil and gas. Westport’s existing New Markets and Off-Road Systems (“New Markets and Off-Road Systems”) OEM customers and partners include Caterpillar Inc. (“Caterpillar”) and Weichai Power Co. Ltd., (“Weichai”). According to industry statistics and our internal analysis, the global annual fuel usage in these applications is over 24 billion gallons of diesel and the opportunity for significant fuel cost savings and reduced emissions through the use of LNG is highly attractive. In June 2012, Westport and Caterpillar signed an agreement to collaborate and bring natural gas technologies into these markets. The initial focus of the New Markets and Off-Road Systems business unit is on developing Westport HPDI-based large mine trucks and main line locomotives, and bring Westport HPDI technologies into new markets. Westport recently launched a LNG ‘tender’ product for the rail market with an order for four tenders from Canadian National Railway. These tenders are designed to supply fuel to an adjacent natural-gas powered dual fuel locomotive.

Revenues for New Markets and Off-Road Systems are expected to come from product and parts related sales for mining vehicles and locomotives, and railway fuel tenders. We believe there is a large market opportunity for cryogenic systems where we have technology capabilities in LNG storage and pump configurations for transportation based on years of experience in the on-road segment.

Corporate and Technology Investments Business Unit

The Corporate and Technology Investments business unit (“Corporate and Technology Investments”) includes investments in new research and development programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long term product development and future return on investments. Westport is working with two global OEMs to develop natural gas engines featuring Westport proprietary HPDI technology.

Cummins Westport Joint Venture

CWI, our 50:50 joint venture with Cummins, Inc. (“Cummins”), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs of transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain Cummins’ plants, allowing CWI to leverage Cummins’ manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins’ supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American transit bus industry and to refuse collection fleets.

Weichai Westport Joint Venture

Weichai Westport Inc. (“WWI”) is a joint venture between Westport (35% interest), Weichai Holding Group Co Ltd. (40% interest) and Hong Kong Peterson (CNG) Equipment Ltd. (“Hong Kong Peterson”) (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally. WWI’s facility in China has an annual production capacity of 50,000 engines. WWI has achieved over 134% year-over-year revenue growth in the past three years as market demand for its natural gas engines continues to increase.

Co-Marketing Agreements with Natural Gas Fuel Providers

The widespread adoption of heavy-duty natural gas trucks is affected by a confluence of factors, including the spread of natural gas and diesel fuel prices, pricing volatility and elasticity, the speed of infrastructure development, and the price premium for natural gas powered trucks. To support the adoption of natural gas vehicles and the growth of Westport natural gas engine and fuel systems solutions, Westport has a number of co-marketing agreements with natural gas fuel providers.

In June 2013, Westport entered a co-marketing program with Clean Energy Fuels Corp. (“Clean Energy”) which will allow Westport to provide purchase incentives for fleets, including fuel credits, and includes a commitment from Clean Energy to purchase Westport products. Highlights of the marketing agreement include but are not limited to:

•	Clean Energy to provide 750,000 gasoline gallons equivalents (“GGEs”) of CNG, to be used by Westport as marketing and bundling incentives. Fuel is useable anywhere in the Clean Energy network of CNG fueling stations until December 2015;

•	Clean Energy to provide support for Westport product sales and marketing;

•	Westport and Clean Energy to collaborate on specific customer situations, industry activities and joint policy positions; and

•	Clean Energy to commit to fulfill at least 50% of its light and medium duty natural gas commercial vehicle needs from Westport and BAF during the term of the marketing agreement.

In February 2013, Westport entered an agreement with leading global clean energy provider ENN Group (“ENN”) aimed at the proliferation of natural gas and LNG transportation solutions and fuel for on-road, off-road, rail and marine applications. Highlights of the agreement include:

•	global cooperation;

•	multiple transportation platforms;

•	mutual acknowledgement of long-term commitment to LNG infrastructure;

•	ENN to guarantee long term fuelling solutions for its customers;

•	Westport to facilitate collaboration between our OEM partners and ENN; and

•	fleet optimization.

In September 2011, Westport entered an agreement with an affiliate of Royal Dutch Shell Plc (“Shell”) to launch a co-marketing program in North America aimed at providing customers a better economic case when purchasing and operating liquefied natural gas–powered vehicles (“LNGVs”) by consolidating key value chain components such as fuel supply, customer support and comprehensive maintenance into a single, user-friendly package.

Industry

Favorable Macroeconomic Trends

Westport believes that the natural gas vehicle market is progressing rapidly due to a variety of factors evolving in parallel. Global transportation industry OEMs are demonstrating an increasing interest in natural gas engines as many countries endeavor to reduce their reliance on petroleum-based transportation fuels due to high and volatile oil prices, heightened environmental and national security concerns, and a desire for energy independence. Natural gas is typically cleaner and cheaper than petroleum-based fuels and is derived from a more abundant natural resource. In addition, stricter emissions regulations, coupled with various local incentive programs, have accelerated the adoption of alternative fuel vehicles. Furthermore, there is an effort to deploy natural gas refueling infrastructure along high traffic trucking routes, particularly in North America, which we believe will help drive adoption among over the road (or long haul) trucking fleets.

The U.S. Energy Information Administration’s (“EIA”) Annual Energy Outlook 2013 reports that petroleum-derived fuels supply about 92% of the land and marine transportation fuel used in the United States, illustrating the large opportunity for natural gas substitution in this market. While alternatives such as nuclear, solar and wind power may be appropriate substitutes for power generation, we believe there is a narrower range of alternatives in transportation where the fuel and its storage system need to be both light and compact for effective use in a vehicle. As a result, natural gas has become one of the primary alternatives to diesel fuel and gasoline.

We believe demand for natural gas engines will continue to increase dramatically as a result of favorable economics, build out of the refueling infrastructure and increasing government incentives for natural gas vehicle adoption.

Natural Gas Abundance Leads to a Sustainable, Long-Term Fuel Price Stability Advantage over Petroleum

One of the primary drivers accelerating NGV adoption is the increasing price advantage that natural gas has relative to diesel fuel. We believe that favorable pricing for natural gas as a transportation fuel compared with more volatile oil prices will lead to increased demand for our natural gas engines.

U.S. Department of Energy (“DOE”) data shows that while diesel fuel prices react strongly to fluctuations in crude oil prices, the price for natural gas for vehicles, although fluctuating somewhat with crude oil prices, is not only lower than the price for diesel fuel but also more stable. This means that when prices for crude oil rise, the price advantage for natural gas versus diesel fuel widens, strengthening the economic case for NGVs. The chart below covers about 12 years of natural gas and crude oil prices that have ranged from about U.S.$20/bbl to nearly U.S.$150/bbl:

Many major energy agencies, such as the EIA and the International Energy Agency (“IEA”), expect that oil prices will continue to rise in the longer term. Westport expects that the price advantage for natural gas will only strengthen as crude oil prices rise. The EIA predicts that the price of LNG will remain below the price of petroleum diesel fuel for the next two decades and be more than 30% below by about 2035. The following charts show forecasts of retail LNG versus diesel prices and CNG versus gasoline prices as estimated by the EIA and published in its Annual Energy Outlook:

Substantial natural gas reserves in the United States, Canada, Australia, China, India, Russia, the Middle East and South America lessen the likelihood of price volatility from concentrated reserves and reduce national security and energy independence concerns posed by oil. Further discoveries of vast shale formations and advancements made in drilling technologies have dramatically expanded the supply of natural gas in the United States and abroad. According to the EIA, the total U.S. recoverable natural gas resource base is estimated at 2,327 trillion cubic feet. Unconventional gas (shale gas, tight sands, and coalbed methane) now provides the largest source of growth in U.S. natural gas supply, according to the DOE. The Haynesville shale in Texas and Louisiana was discovered to have large quantities of recoverable natural gas. Similar finds have been made in Canada, with British Columbia’s Horn River shale find estimated as one of the larger, low-cost shale gas reserves in North America. Additionally, over the past few years, there have been significant discoveries in Poland, Bangladesh, Venezuela, Norway, the North Sea and elsewhere. Since gas reserves are widely spread around the world, including in Western countries, there is little danger that gas prices will become dominated by a supply cartel, as is the case for crude oil.

Increasing Natural Gas Fueling Stations in Key Geographic Markets

We believe that more natural gas fueling stations will lead to greater adoption of natural gas vehicles. As natural gas fueling infrastructure and fueling station networks expand it will be more feasible for light, medium, and heavy-duty vehicles to adopt natural gas as a fuel because of the greater access to stations that supply either the LNG or CNG fuel for these vehicles.

North America

•	According to the U.S. Department of Energy, as of September 22, 2013, there were 1,242 CNG stations and 74 LNG stations in operation in the United States.

•	LNG stations are being built in strategically positioned locations, particularly along major trucking corridors and the interstate highway system to enable the movement of freight across the United States, as well as in major metropolitan areas. Permanent or mobile LNG stations are also being offered near natural resource extraction sites to supply fuel to local heavy-duty trucking fleets operating in the project area. Clean Energy is building America’s Natural Gas Highway™ (“ANGH”), a network of LNG truck fueling stations connecting major freight trucking corridors across the country for coast-to-coast and border-to-border natural gas truck fueling. As of August 2013, ANGH will initially include approximately 150 truck fueling stations, of which 70 stations were completed at the end of 2012. Of these 70 stations, nine are open and selling natural gas. Clean Energy expects to build approximately 30 to 50 additional stations in 2013. LNG stations are being installed at some sites of the large existing truck fueling networks such as Pilot Flying J Travel Centers. On April 15, 2013, Shell and TravelCenters of America LLC announced an agreement to develop a U.S. nationwide network of LNG fueling centers for heavy-duty road transport customers. The plan is to construct at least two LNG fueling lanes and a storage facility at up to 100 existing TA and Petro Stopping Centers branded full service travel centers along the U.S. interstate highway system. Blu, which is majority-owned by ENN of China, is building a national network of LNG fueling stations that supply LNG for trucks. As of August 2013, Blu had approximately 10 stations open, five under construction and plans for at least 28 more in the near future. Westport has co-marketing agreements with Clean Energy, ENN and Shell.

•	In addition to LNG stations, Love Travel Stops & Country Stores has announced plans to significantly expand their network of CNG refueling facilities sized for Class 8 trucks across the United States. Trillium CNG is expanding its CNG fueling network with plans to build 101 public access Class 8 accessible CNG stations in 29 states by 2016. U.S. Oil’s GAIN Clean fuel program for fleets plans to add 50 new CNG stations within the next three years.

•

Canada has a network of approximately 40 public CNG stations located in five provinces, according to the Canadian Natural Gas Vehicle Alliance. In March 2013, Shell opened Canada’s first public LNG refueling station in Calgary. Shell plans to build LNG stations along an Alberta highway corridor from Calgary to Edmonton. Shell is also planning to build liquefaction plants in Sarnia, Ontario, as well as in Geismar, Lousiana, that will supply LNG in the Great Lakes and Gulf Coast regions for heavy-duty trucks and marine vessels. Montreal-based Gaz Métro Transport Solutions (“Gaz Métro”) and La Coop Fédérée will jointly launch a network of “multi-energy” service stations in eastern Canada. They will be the first public access stations in a program called the “Blue Road” to offer LNG and CNG.

According to Gaz Métro, the purpose of the Blue Road is to create Canada’s first liquefied natural gas-fuelled freight transportation corridor along the highway between the Quebec City area and the Greater Toronto Area. More specifically, the project aims to replace diesel fuel with a cleaner alternative in the form of LNG. Every week, heavy-duty trucks make 48,000 trips along this corridor.

China

•	There were approximately 561 natural gas stations in China as of January 2008 according to NGVA Europe and the GVR, and approximately 2,784 stations as of December 2012 according to Asian NGV Communications, representing a compound annual growth rate of approximately 31%. Of the 2,784 total stations at the end of 2012, approximately 635 fueling stations were LNG stations. The number of LNG stations for mainland China is forecast to rise to 3,000 by the end of 2015. Companies constructing a significant number of LNG stations in China include ENN Energy, Kunlun Energy, China National Offshore Oil Corp, Guanghui Energy Co Ltd., and Fujian Minneng Gas Co Ltd.

Europe

•	According to the Natural Gas Vehicle Association Europe, Europe has 46 stations offering LNG fuel for vehicles, 3,349 public CNG stations and 731 private CNG stations as of June 2012.

•	The European Commission is proposing a package of binding targets on member States for a minimum level of infrastructure for clean fuels. For LNG, the European Commission is proposing that by 2020, refuelling stations are installed every 400 kilometers along the roads of the Trans European Core Network. For CNG, The Commission proposal will ensure that publicly accessible refuelling points, with common standards, are available Europe-wide with maximum distances of 150 kilometers by 2020.

•	The LNG Blue Corridors project was launched in Brussels on May 27, 2013 to boost demand for heavy-duty vehicles operating with LNG and reduce air pollution from the transportation sector in Europe. The aim is to establish a network of LNG refueling facilities, starting with four LNG Blue Corridors. Station-infrastructure partners are expected to establish at least 14 new LNG stations. The LNG Blue Corridors project will run for four years and connect over 12 member states of the European Union. The defined roadmap of LNG fuelling points covers the Atlantic area and the Mediterranean region and connects Europe’s South with the North and its West and East. These corridors include: Portugal-Spain-France-Netherlands-UK-Ireland, Portugal-Spain-France-Germany-Denmark-Sweden, Mediterranean Arch-Italy-Croatia, and Ireland-UK-Belgium-Germany-Austria. This LNG Blue Corridors project will help the European Commission to reach its target of at least one LNG station every 400 kilometers Europe-wide by 2020.

•	In August 2013, Gazprom, a Russian-based company that holds the world’s largest natural gas reserves, stated it will invest €310 million in the next 16 months to construct and upgrade over 300 NGV facilities in Russia, with a special interest on CNG filling stations and vehicle conversion shops.

A Growing Natural Gas Vehicle Market

The number of deployed NGVs is large and growing rapidly. The number of NGVs worldwide grew from about 1.3 million in 2000, according to NGV Global, to about 16.2 million as of June 2012, according to NGVA Europe, a compound annual growth rate of over 24%. A report by Navigant Research forecasts that the number of on-road NGVs worldwide will reach almost 35 million by 2020.

In the United States, natural gas engines are used in a wide range of applications. Based on Westport analysis, it took about 25 to 30 years for new sales of Class 8 trucks powered by diesel instead of gasoline to reach almost 100% market share, whereas the market adoption for natural gas engines sold annually in refuse trucks has been much faster. Frost and Sullivan predicts that by the end of 2017, approximately 8% of new North American Class 6-8 commercial vehicles will be fuelled by natural gas, equating to an annual sales amount of about 29,500 units. The National Petroleum Council estimates that the market share of new natural gas Class 7 & 8 trucks in the United States could be approximately 20% in 2025. ACT Research forecasts the share of new natural gas powered class 8 vehicle sales to grow to 50% over the next 10 to 20 years.

The fastest growing markets have been Asia-Pacific and Latin America. In China, the number of NGVs has grown from approximately 69,000 in 2003 to approximately 1.5 million in 2012, according to NGV Global and Asian NGV Communications, respectively. There were an estimated 71,000 vehicles fueled by LNG at the end of 2012.

In Europe, there were approximately 600,000 NGVs at the end of 2005 and almost 1.8 million NGVs by the end of 2011.

Significant Market Opportunities for Westport

Vehicles from each of the following application segments can be developed and manufactured to operate on natural gas and most vehicles can also be modified or converted to use natural gas as a fuel source.

Westport is agnostic to the type of fuel carried and offers natural gas solutions for vehicles that carry fuel either as LNG or CNG. Trucks and buses carry fuel as either LNG or CNG depending on several considerations including driving distance, weight of payload and tank systems, grading of terrain, fueling time, and chassis or body style designs, whereas light duty vehicles typically carry natural gas as CNG.

Industrial Small Engine Segment

Forklift engines, otherwise known as industrial trucks, and oilfield engines can both be equipped with engines that run on natural gas fuel. The U.S. market for internal combustion engine industrial forklifts, which are mainly powered by LPG, was estimated at 28,740 units in 2009 and 56,618 units in 2012, according to the Industrial Truck Association. Prior to the economic crises, unit sales were between 74,000 and 85,000 units per year from 2004 to 2007. The market for oilfield engines consists of artificial lift and gas compression engines.

On-Road Automotive Segment

The automotive sector represents a significant opportunity to replace petroleum-based fuel with natural gas, particularly for fleet vehicles. The cyclical nature of customer purchases to update fleet vehicles will offer many opportunities to replace conventional engines with natural gas engines. The automotive market for fleet vehicles consists of such vehicles as business-owned fleet cars, taxis and delivery vans. These vehicles can either be new vehicles manufactured by or in partnership with an OEM, or existing vehicles with petroleum-based engines that can be converted to use natural gas through installation of natural gas conversion kits, components and systems. According to the DOE Transportation Energy Data Book, there were 8,604,100 fleet vehicles in the United States in 2012 consisting of: 4,376,300 cars and 4,227,800 trucks and light-duty trucks consumed roughly 61.9 billion gallons of petroleum-based fuels in 2011. The automotive sector primarily stores the fuel as CNG rather than LNG. Natural gas substitution could yield significant cost savings and emissions reduction as business-owned fleet cars travel more miles on average than privately owned cars (between approximately 25,000 and 30,000 miles per year for commercial fleet vehicles compared to 11,300 miles per household vehicle based on 2009 figures as published in the Automotive Fleet Factbook 2010 and the U.S. Department of Transportation Federal Highway Administration National Household Travel Survey of 2009, respectively) and tend to be replaced more frequently.

On-Road Commercial Trucks and Bus Segment

The following table summarizes new retail truck sales in the United States by class, in thousands of units:

Year	Class 3-4 10,001-16,000 lbs.	Class 5-7 16,001-33,000 lbs.	Class 8 33,001+ lbs.	Total Class 3-8
2010	173	98	107	378
2011	205	124	171	500
2012	232	142	195	569

According to the U. S. Department of Transportation, Federal Highway Administration, in 2011, there were 7.8 million Class 3-8 single-unit trucks and 2.4 million Class 7-8 combination trucks. There were 69,654 transit buses in operation in the United States in 2011 according to the American Public Transportation Association. One of the leading heavy-duty bus manufacturers estimates the annual sales of heavy-duty transit buses for United States and Canada combined at between 5,000 and 6,000 units since 2007. In addition, annual sales in North America for school bus Type C is between 20,000 and 30,000 units, and annual units for school bus Type D averaged 5,900 between 2003 and 2012 according to School Bus Fleet. Westport estimates the annual market turnover for refuse trucks to be between 5,000 and 7,000 vehicles. In 2012, the U.S. Class 8 heavy-duty truck market, which includes refuse, cement and heavy conventional trucks, was led by Daimler (32.9%), PACCAR (28.3%), International (17.9%), and Volvo (10.7%), accounting for almost 90% of the market, according to the American Trucking Association. Cummins led the sales of diesel engines for Class 8 trucks with 42% in the United States. In the United States, medium- and heavy-duty vehicles consumed 42.4 billion gallons of petroleum-based fuels in 2011.

According to research published by AutomotiveWorld.com, truck sales in thousands of units for the following key geographic markets were as follows:

Year	Europe		Asia		Latin America
	Trucks 6t plus	Trucks 16t plus	Trucks 6t plus	Trucks 16t plus	Trucks 6t plus	Trucks 16t plus
2009	268	197	1,168	817	153	106
2010	296	217	1,425	1,313	203	149
2011	390	287	1,372	1,238	223	161

According to the American Public Transportation Association, the share of transit buses in the United States powered by natural gas has been growing steadily and now approaches almost 20%.

Off-Road Segment

Even larger consumers of diesel fuel that will benefit from utilizing Westport technologies are found in off-road applications such as locomotives, mine trucks and marine vessels, where individual vehicles can easily consume upwards of 250,000 gallons per year. These demanding engine applications are often operated in regions where LNG offers a significant cost advantage over diesel; however, up to now, only a small fraction of vehicles use natural gas. Therefore, this represents a significant opportunity for Westport. Moreover, what makes this sector even more attractive is that there is a concentrated target group of OEMs and customers who dominate the market, and when presented with the necessary technology solutions and long-term price stability advantages of natural gas, are more than capable of making the necessary investment to implement a rapid shift from diesel to LNG. We are already working with Caterpillar to develop direct injection, natural gas products using Caterpillar’s large engines, and with Electro-Motive Diesel (“EMD”), a subsidiary of Caterpillar, to integrate Westport HPDI technology into EMD locomotives.

For the railroad industry, a significant factor favouring the adoption of natural gas for locomotives is the significant overlap of freight that can be transported either by rail or by truck. The rail industry for freight transportation can increase its competitiveness in comparison to the trucking industry by reducing one of its largest operating expenses by fueling with lower cost natural gas rather than with diesel. Should the rail industry for freight adopt natural gas for a significant portion of its fuel, Westport believes the reduced operating costs from using cheaper natural gas instead of diesel could also incent the heavy-duty long haul trucking industry to increase its use of natural gas in order to remain competitive. In 2011, there were 2,955 locomotives in Canada and rail operations consumed 437 million gallons of fuel, according to the Railway Association of Canada. The Association of American Railroads states that there were 24,707 locomotives operating on Class I railroads in the United States in 2012, and the Department of Transport indicates 3.7 billion gallons of fuel was consumed in 2011 by Class I freight locomotives.

	Rail	Marine	Mining
	Mainline Locomotives	Small to Medium Sized Vessels	Large Mine Trucks (>100 tons)
Annual fuel use per engine unit (U.S. gallons/year)	150,000 – 450,000	80,000 – 400,000	120,000 – 715,000
Units of interest in service (number of units)	46,000	30,000+	28,600
Total annual fuel use (U.S. gallon billions/year)	5.7	2.7	1.8
Total economic value of fuel cost savings* (U.S.$ billions/year)	$ 11.4 billion	$ 5.4 billion	$ 3.6 billion

*	assumes $2/gallon diesel to LNG saving

Sources:	UN Energy Statistics Database 2008
Mining	Company Sustainability Reports 2010/11
DOT,	Surface Transportation Board, Class 1 Railroad Form R-1 filings 2010
Bureau	of Transport Statistics, National Transport Statistics 2010
Parker	Bay Company, Mining Equipment Database 2011
Morgan	Stanley, Mining Equipment Chart Book May 2011
Diesel	and Gas Turbine Worldwide Magazine, 2011 Marine Propulsion Order Survey
China	Statistical Yearbook 2010
Westport	Analysis

Government & Legislative Support for Natural Gas Vehicles

The global economic crisis had a significant effect on the economy of the United States, which led to the re-evaluation of its energy use and sources of energy to meet current and future needs. The discovery of shale gas reserves in the United States as well as advances in natural gas extraction technologies has made once inaccessible gas affordable and available. States such as Pennsylvania, New York, Ohio, Colorado, Texas and others find that they all have significant shale gas reserves in the Marcellus, Utica, Barnett, Eagle Ford shale reserves to name a few; increased production has made large volumes of natural gas available at affordable prices. The desire to find new markets for this natural gas as well as support regional economic development have pointed to using natural gas as a transportation fuel in place of gasoline or diesel. Legislation and government incentives could serve to increase the adoption of NGVs and offer potential upside to our business. There are a variety of different incentive programs for alternative fuels in different regions of the United States and the world.

Our Competitive Strengths

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. We believe we are well-positioned to capitalize on our rapidly expanding market opportunity given our significant competitive strengths:

Strong First Mover Advantage in Rapidly Growing Natural Gas Engine Market. Based on our proprietary technology, diverse product offering and global reach, we believe we are well positioned to capitalize on alternative fuel engines’ increasing share of the market. To date, we have sold over 97,000 natural gas and propane engines to customers in over 19 countries and have developed strategic relationships with OEMs in North America, Asia and Europe, positioning us well in the three largest markets for medium- and heavy-duty products. We currently have strategic relationships with three of the world’s top four engine producers and supply or have strategic relationships with six of the world’s top ten truck producers. Westport supplies or has strategic relationships with eight of the world’s top ten automotive OEMs.

Alternative Fuel Technology Innovator. Alternative fuel system technology is the foundation of our business and our ability to commercialize our products globally. We believe the combination of our considerable investment in research and development and team of world-class engineers is responsible for driving innovation in gaseous fuel systems and combustion engine technology since our founding in 1995. Leading global engine producers and OEMs utilize our differentiated intellectual property, thereby allowing us to commercialize our products worldwide. We believe that our global patent portfolio has been pivotal to our market-leading position and that it continues to serve as a significant barrier to new entrants. In addition to protecting our competitive position in the market, our intellectual property also allows us to generate an additional revenue stream through licensing agreements. In order to support our business objectives, we expect our intellectual property portfolio to expand as we file new patent and trademark applications to capture value generated by new technological advances. As of August 31, 2013, Westport and its affiliates have filed over 800 patent applications worldwide relating to over 200 inventions.

Highly Capital-Efficient Business Model. Our strategic relationships underpin our capital-efficient business model in which working capital costs and capital expenditures can be shared with or borne by our strategic partners. We leverage our expertise in the development of our proprietary technologies by partnering with industry-leading manufacturers who are willing to invest in co-development, manufacturing and distribution of our products for our mutual benefit. Most notably, we are able to avoid the significant capital expenditures associated with manufacturing facilities and overhead costs that would be incurred to maintain manufacturing operations. We are also able to leverage the investment made by our partners in developing global distribution operations and their brands. We believe this model allows us to scale our business rapidly and achieve profitability faster with lower risk. Our business model is designed to achieve profitability based on the value proposition our technology delivers in terms of lower relative fuel cost and emissions reduction.

Valuable Strategic and Business Alliances. We have established several strategic relationships with key industry OEMs, including Volvo, Cummins, Weichai and Delphi Automotive Systems, LLC. We have also established several strategic joint ventures, including CWI and WWI. In addition to our strong supply chain relationships, we have also developed relationships with several leading truck OEMs, including: Kenworth, Peterbilt, Mack Trucks, Inc., Freightliner Trucks and PACCAR Australia Pty. Ltd. We also have a strategic relationship with North America’s largest natural gas refueling company, Clean Energy, as well as other natural gas producers around the world such as Shell and Encana Corporation. These relationships provide significant value in leveraging our partners’ global market access and distribution channels while creating barriers for competitors seeking to enter our markets.

Cost-advantaged, High Performance, Low-emission Technology. Our fuel systems are engineered to deliver optimal performance attributes for the light-, medium- and heavy-duty vehicle markets as compared to other available options. In addition to providing emissions improvements over diesel or gasoline, our engines are more economical for customers through the use of lower cost natural gas. For example, our Westport 15L engines are capable of maintaining diesel-equivalent horsepower, torque and fuel efficiency. The Westport WiNG™ Power System extends the driving range of gasoline trucks to about 600 miles (960 kilometers), and the Westport 2.4L industrial engine offers a compact engine package, high torque and power, and significant fuel efficiency.

Our Business Strategies

We believe that natural gas provides the best near-term alternative for oil in transportation and industrial applications, offering environmental, energy security and increasingly attractive economic benefits. Moreover, the technology and infrastructure plans for wide scale adoption already exist. Our objective is to enhance and protect our position as a leading global provider of alternative fuel systems technology for diesel applications using gaseous fuels such as natural gas, LPG, RNG or hydrogen. In order to achieve this goal, we focus our efforts on the following business strategies:

Continue to Develop Valuable Strategic and Business Alliances. We have established several strategic or customer relationships with key industry engine and truck OEMs, have established strategic joint ventures, including CWI and WWI, and have a strategic relationship or co-marketing agreement with several natural gas fuel providers. These relationships provide strategic value in leveraging our partners’ global market access and distribution channels. Our goal is to foster market demand by nurturing early customers and removing possible barriers to adoption by working directly with strategic partners that participate in different areas of the industry.

Continue to Partner with Leading Global OEMs to Scale Westport HPDI Systems. Westport HPDI systems have been in development since 1995 and have undergone extensive testing and field trials in Canada, Australia and California. In March 2007, we began commercial delivery of our systems for heavy-duty trucks. Since launching the product in North America and Australia, we have sold over 980 Westport HPDI systems. Through our relationships with Cummins, Weichai and Volvo, we have access to every major target market for heavy-duty trucks in the world. In North America, we have partnered with Kenworth (a PACCAR Company) and Peterbilt (a PACCAR Company) for line production of the Kenworth T800 and the Peterbilt 367, 386, and 388 trucks equipped with our LNG fuel system and Westport 15L engine. In Australia, we have partnered with Kenworth Trucks (a division of PACCAR Australia) for line production of the Kenworth Trucks T409SAR, T659 and K200. In China, WWI is integrating Westport HPDI technology to create the new 12-litre Weichai Westport HPDI Landking engine designed to deliver the same power, torque and performance as that of the original diesel engine. Moreover, Volvo is planning to launch a 13-liter natural gas engine in North America in 2014 using Westport HPDI technology with a vertically integrated approach. Partnering with OEMs by offering a complete systems solution, including development services, while leveraging the manufacturing, distribution, sales, and aftermarket service capability of our partners allows Westport to optimize a vertically integrated approach to achieve economies of scale. We are continuing discussions with additional leading truck and engine OEMs to integrate our products into existing truck and engine configurations and expand our existing relationships.

Continue to Partner with Leading Global OEMs to Develop Natural Gas Technologies for High-Horsepower Applications. There are a number of high-horsepower applications (16 litre or greater) that would benefit from utilizing Westport technologies such as locomotives, mine trucks and marine vessels. These demanding engine applications consume large amounts of fuel and often operate in regions where LNG offers a significant cost advantage over diesel, thereby providing favorable economics for natural gas use. Moreover, what makes this sector even more attractive is that there is a concentrated target group of OEMs and customers. We are working with Caterpillar to co-develop natural gas technology for off-road equipment. In partnership with Canadian National (“CN”), EMD and Gaz Métro, a prototype EMD SD70M-2 locomotive under a program funded by Sustainable Development Technology Canada, is expected to be tested in service with CN in late 2014. Westport recently announced a LNG tender product with an order for four tenders from Canadian National Railway. These tenders are designed to supply fuel to an adjacent natural-gas powered dual-fuel locomotive operating on mainline service. Westport is collaborating on these tenders with Cryogenic Vessel Alternatives Inc. (“INOXCVA”), a leading manufacturer of cryogenic transportation equipment operating under the INOXCVA identity. Westport and INOXCVA have entered into an agreement for cryogenic systems to be able to meet the near-term demand in the rail industry.

Accelerate Market Penetration of Westport in Light-Duty Markets. Westport targets the high volume light-duty vehicle and engine segments for automotive and industrial markets with sales directly to OEMs and through sales in the aftermarket. Westport intends to grow its consolidated business through new OEM relationships, expansion of existing relationships and entering new geographies by leveraging its capabilities and assembly facilities in Italy, Sweden, Argentina, Australia, South Korea and the United States that today supply Europe, Asia and the Americas. We will continue to pursue select strategic investments in new markets and develop OEM-class products and capabilities in order to allow Westport to compete for leadership in the light-duty alternative fuels market, with North American fleet vehicles being a significant target market. According to the DOE Transportation Energy Data Book, there were 8,604,100 fleet vehicles in the United States in 2012: 4,376,300 cars and 4,227,800 trucks.

Leverage Production Economies of New and Existing Partners and Suppliers. We will seek to partner with the largest tier one automotive component suppliers, allowing us to benefit from their economies of scale, pre-existing manufacturing capacity, proven production capability, and developed supply chains, thus reducing our cost structure and investment in fixed assets while further enhancing product quality. To date, we have focused on developing strong supply chain relationships by partnering or collaborating with leading suppliers in order to offer an attractive economic payback to the end customer.

Focus on Geographic Expansion by Penetrating Key Markets in Asia-Pacific and Europe. We intend to focus our market development efforts in regions where natural gas vehicle sales are growing. These countries generally share at least one of the following common attributes that serve to promote the shift to natural gas for transportation:

•	Lack of domestic oil reserves or insufficient refining capacity to meet transportation demands with petroleum fuels only;

•	Domestically available and cost advantageous natural gas resources;

•	Favorable natural gas fuel price differentials compared to petroleum fuels;

•	Well-established gas transmission and distribution networks coincident with major transport routes;

•	Urban air quality concerns;

•	Lack of stringent emissions standards, resulting in a low adoption of advanced vehicle emissions controls; and

•	Regulations and policies for either greenhouse gas mitigation or energy security purposes that either mandate alternative fuels or incentivize their use.

China is one of the world’s largest markets for all types of vehicles, and its heavy-duty truck (greater than 16 tonnes) market is already approximately as large as those in Europe and North America. China is focused on moderating the environmental impact of rapid urbanization and tremendous vehicle growth. The demand for cleaner fuel, such as natural gas, with economic advantages over traditional fuels is increasing. WWI has experienced significant growth in China with over U.S.$270 million in revenue for calendar year 2012 compared with U.S.$109 million in revenue for calendar year 2011. WWI sold 22,025 units and 20,939 units during the year ended December 31, 2012 and the six months ended June 30, 2013, respectively.

We also focus on promising markets in other parts of Asia, such as India. We are working with Tata to develop an engine for light- and medium-duty trucks and buses in India. Westport, through its subsidiary, Emer, has a joint venture with Minda Emer Technologies Limited that supplies Suzuki Maruti, the market leader in passenger cars in India.

Since its inception in 2001, CWI has sold over 38,000 engines in North America and internationally. Many of the engines sold internationally have been to Chinese bus OEMs for domestic service and also for export, primarily to Latin America. In addition, Westport sells CNG and LPG systems and aftermarket components to customers in multiple countries in South America. Supported by our assembly facility in Buenos Aires, we expect to continue to expand sales in this region.

European regulators have implemented some of the most aggressive responses to air quality issues and climate change concerns and are concurrently promoting increased use of natural gas in vehicles. We believe the opportunities are strong in Europe’s light-duty, automotive, transit, refuse, urban truck, and heavy-duty vehicle markets. Westport has been selling CNG and LPG components into the light-duty market in Russia for three years. Westport recently announced an agreement to design and develop spark ignited natural gas systems for a new range of GAZ Group CNG commercial vehicles. This will allow Westport to introduce its WP580 Engine Management System into the Russian market for the first time. GAZ Group is the largest manufacturer of commercial vehicles in Russia.

Another region where we believe market conditions are favorable for LNG trucks is Australia. A significant market driver in Australia is the availability of domestic natural gas and expanding LNG production that could provide strong financial incentives for heavy-duty trucking fleets, mines and other high fuel use applications to operate with our LNG system-equipped engines. In December 2008, we signed a collaborative agreement with PACCAR Australia to commercialize LNG Kenworth trucks for this market, and in early 2011, we established an office in Melbourne to support sales, parts and service.

Maintain Leadership as Alternative Fuel Technology Providers. Alternative fuel system technology is the foundation of our business and our ability to commercialize our products globally. We believe the combination of our considerable investment in research and development and team of world-class engineers is responsible for driving innovation in gaseous fuel systems and combustion engine technology since our founding in 1995. Leading global engine producers and OEMs utilize our differentiated intellectual property, thereby allowing us to commercialize our products worldwide.

We believe that our global patent portfolio has been pivotal to our market-leading position and that it continues to serve as a significant barrier to new entrants. In addition to protecting our competitive position in the market, our intellectual property also allows us to generate an additional revenue stream through licensing agreements. In order to support our business objectives, we expect our intellectual property portfolio to expand as we file new patent and trademark applications to capture value generated by new technological advances.

In order to maintain technology leadership in gaseous fuel utilization, we continue to explore products improvement and new product opportunities in each of the segments we serve. This is to ensure that our products maintain best in class status and that they evolve to meet market dynamics. Today, our products are built on an alternative fuel platform that leverages the abundant global supply of natural gas and LPG. Over the longer term, if alternative renewable energy sources such as RNG or manufactured fuels, including hydrogen, hydrogen-natural gas blends, and dimethyl ether, emerge as cost-competitive options, we expect that our gaseous-fuelled engine technologies, systems and experience will position us to exploit such new low-carbon fuels as they emerge.

Recent Developments

On August 1, 2013, Westport announced it will offer the newly launched natural gas powered Ford F-150 featuring the Westport WiNG™ Power System in both the United States and Canada. Ford offers the base vehicle with a factory-installed, gaseous-fuel prep package that includes hardened valves, valve seats, pistons and rings allowing it to operate on either natural gas or gasoline. The Westport WiNG powered Ford F-150 will offer customers a range of options to meet their needs, in a variety of cab, bed and driveline configurations.

On June 28, 2013, Westport announced a U.S.$5 million joint marketing and sales program with Clean Energy. Westport has committed U.S.$5 million to a new co-marketing program aimed at increasing the natural gas vehicle market, and will allow Westport to provide purchase incentives for fleets, including fuel credits, and includes a commitment from Clean Energy to purchase Westport products. Highlights of the new marketing agreement include but are not limited to:

•	U.S.$5 million payable in March 2014 as payment for co-marketing activities by Clean Energy over the next two years;

•	Clean Energy will provide 750,000 GGEs of CNG, to be used by Westport as marketing and bundling incentives;

•	Fuel is useable anywhere in the Clean Energy network of CNG fueling stations until December 2015;

•	Clean Energy will provide support for Westport product sales and marketing;

•	Westport and Clean Energy will collaborate on specific customer situations, industry activities and joint policy positions; and

•	Clean Energy will commit to fulfill at least 50% of its light and medium duty natural gas commercial vehicle needs from Westport and BAF during the term of the marketing agreement.

On June 28, 2013, Westport announced that it acquired BAF and its subsidiary, ServoTech Engineering, Inc. (“ServoTech”), subsidiaries of Clean Energy, for U.S.$25 million in Westport common stock. Westport believes that the acquisition secures its position as Ford’s largest partner under the Qualified Vehicle Modifier (“QVM”) program with over 10 products and approximately 150 Ford authorized dealerships. BAF supports clients with vehicle conversions through the Ford QVM program and aftermarket conversion products, alternative fuel systems, application engineering, service and warranty support. ServoTech offers a total engineering solution from initial concept phase to prototype hardware and final prove-out, including design and development of electronic products, software development, automotive exhaust simulation and testing, spark-ignition gasoline and diesel emissions technology, and offers technical training and education in a variety of subject areas. This acquisition increased Westport’s product range with the Ford line to include transit, cargo shuttle and taxi vehicles and dedicated NGVs for markets such as California. BAF has been producing a broad list of natural gas vehicle conversions for more than a decade and recently produced its 20,000th CNG vehicle conversion. BAF and ServoTech highlights include:

•	Trailing 12 months revenue of U.S.$20.3 million to April 30, 2013;

•	Long list of Ford QVM products including but not limited to: Ford Transit Connect (EPA approved, CARB pending), Ford E-250/350 (EPA & CARB approved), Ford E-450/550 (EPA & CARB approved), Ford F-250/350 (EPA & CARB approved), Ford F-450/550/650 (EPA & CARB approved), Ford F-59 (EPA & CARB approved);

•	Unique capabilities, deep industry experience and knowledge;

•	As a qualified calibration modifier (“QCM”), ServoTech has preferential access to Ford engine controls. ServoTech also brings a substantial technology portfolio around diesel emissions control, diesel dual-fuel operation and other alternative fuels capabilities; and

•	ServoTech engineering center is in close proximity to Westport’s Detroit office.

On June 11, 2013, Westport announced that Volvo Car unveiled its new Volvo V60 Bi-Fuel car. The new Volvo V60 Bi-Fuel car runs on either CNG/biomethane or petrol (gasoline), and is a sporty estate car. With a powerful 213 horsepower engine, the Bi-Fuel system offers a total driving range of 1,120 kilometers and when renewable CNG (biomethane) is used as a vehicle fuel, greenhouse gas emissions are significantly reduced compared to petrol. The new V60 will expand Volvo Car’s Bi-Fuel product line. Since 2009, Westport, via its acquired subsidiary, has been the sole supplier of natural gas fuel systems to Volvo Car, developing and installing natural gas systems for the Volvo V70 estate car at a facility located inside Volvo’s main production centre in Gothenburg, Sweden.

On June 5, 2013, Westport announced a LNG tender product solution with an order for four tenders from Canadian National Railway. Putting the LNG on a Westport LNG Tender, rather than simply replacing the diesel fuel tanks on existing locomotives, offers a number of advantages:

•	More than 10,000 gallons LNG capacity providing longer range than a diesel locomotive, reducing the need for LNG refuelling infrastructure and refuelling stops;

•	Intelligent fueling controls will allow tenders to supply fuel to natural gas locomotives from virtually any manufacturer, reducing operational complexity and investment in different proprietary fuel supply solutions;

•	Each tender can support two locomotives, reducing the capital investment required to move to LNG; and

•	Utilizes an industry standard vehicle design and 40 foot LNG ISO tank, which minimizes cost and will allow production volumes to be rapidly increased as the industry migrates to LNG.

On May 30, 2013, Westport announced an agreement with GAZ Group, the leader of the Russian commercial vehicles market, to design and develop spark ignited natural gas systems for a new range of GAZ Group CNG commercial vehicles. Westport’s new WP580 Engine Management System will be applied to GAZ Group’s YaMZ-530 4.4L and 6.6L diesel engines and will incorporate Westport proprietary components and technology in the multi-year development and supply agreement. The first products are expected to be introduced in commercial production in 2014. The WP580 Engine Management System, being introduced in Russia for the first time, is a highly configurable system that has been specifically developed for spark ignited, dedicated natural gas engine applications and can be integrated with a wide range of proprietary Westport fuel system components for flexible vehicle design and production. Its advanced combustion control technology can optimize the engine for class leading fuel economy whilst meeting existing and future emissions and onboard diagnostic requirements.

THE OFFERING

Common Shares offered by us	6,000,000 Common Shares.

Option to purchase additional shares	900,000 Common Shares.

Common Shares outstanding before this Offering	56,691,912 Common Shares.

Common Shares to be outstanding immediately after this Offering	62,691,912 Common Shares (63,591,912 Common Shares if the Underwriters exercise their option to purchase additional Common Shares in full).

Use of proceeds	We expect to use the net proceeds from this Offering for the development of a direct injection natural gas system for multiple automotive OEMs, an off-road and marine engine development program, the development of natural gas products with truck and engine OEMs, the establishment of dedicated Westport production within leading heavy duty commercial vehicle suppliers for the development and production of proprietary natural gas engine fuel injection equipment and vehicle fuel storage components, and for general corporate purposes, including working capital requirements. You should read the discussion under the heading “Use of Proceeds” in this Prospectus Supplement for more information.

Risk Factors	You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-21 of this Prospectus Supplement and page 8 of the accompanying Prospectus before investing in our Common Shares.

TSX symbol	WPT

NASDAQ symbol	WPRT

The number of Common Shares to be offered by us and the number of Common Shares to be outstanding are based on the approximate number of Common Shares outstanding as of September 25, 2013. Unless we specifically state otherwise, the information in this Prospectus Supplement:

•	is based on the assumption that the Underwriters will not exercise the option to purchase additional Common Shares granted to them by us;

•	excludes 844,377 Common Shares reserved for issuance upon the exercise of options outstanding as of September 25, 2013 at a weighted average exercise price of $30.23 per Common Share;

•	excludes 739,220 Common Shares reserved for issuance upon the exercise of performance share units outstanding as of September 25, 2013; and

•	excludes 778,894 Common Shares reserved for issuance upon the exercise of restricted share units outstanding as of September 25, 2013.

Summary Consolidated Financial Data

The following selected consolidated financial data are derived from our Annual Financial Statements and Q2 Financial Statements, respectively, incorporated by reference in the Prospectus and this Prospectus Supplement. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for such periods. Operating results for the six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2013 or any other future period. This information is only a summary and should be read together with our consolidated financial statements and the related notes and other financial information, as well as the Annual MD&A and the Q2 MD&A incorporated by reference in the Prospectus.

Our audited consolidated annual financial statements as at December 31, 2012 and 2011 and for the year ended December 31, 2012 and the nine month period ended December 31, 2011 have been prepared in U.S. dollars in accordance with U.S. GAAP. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended December 31,		Six Months Ended June 30,
	2012	2011(1)	2013	2012
(expressed in thousands of U.S. dollars, except for gross margin %, per share amounts and shares outstanding)
	(audited)		(unaudited)
Total revenue	$155,626	$87,696	$64,909	$85,026
Gross margin	53,140	20,603	16,352	31,921
Gross margin %	34%	23%	25%	38%
Net loss	(98,774)	(45,794)	(65,734)	(28,684)
Net loss per share—basic and diluted(2)	(1.83)	(0.96)	(1.18)	(0.54)
Weighted average shares outstanding	54,072,513	47,933,348	55,473,038	52,912,760
Cash used in operations before changes in non-cash working capital(3)	(89,076)	(48,438)	(62,857)	(30,488)
CWI net income attributable to the Company	13,232	12,958	4,138	8,410
WWI net income attributable to the Company	2,881	1,438	2,350	1,666

	Balances as at
	June 30,	December 31,	December 31,
	2013	2012	2011
	(unaudited)	(audited)
Cash and short-term investments	$135,286	$215,860	$67,559
Total assets	449,461	490,077	325,762
Long-term financial liabilities(4)	47,925	52,156	65,577

Notes:

(1)	Effective March 31, 2011, Westport changed its year end from March 31 to December 31. As such, figures in this column represent results during the nine months from April 1, 2011 to December 31, 2011.
(2)	Fully diluted loss per share is not materially different as the effect of exercise of stock options, warrants and performance share units would be anti-dilutive.
(3)	See “Non-GAAP Measures” in the Annual MD&A for a reconciliation to cash flows from operations.
(4)	Excluding warranty liability, deferred revenue, deferred income tax liabilities and other long-term liabilities.

RISK FACTORS

An investment in the Common Shares is speculative and involves a high degree of risk. In addition to the other information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, you should carefully consider the risk factors set forth below, as well as the risk factors referenced under the heading “Risk Factors”, which begins on page 8 of the accompanying Prospectus.

You will experience immediate and substantial dilution.

If you purchase our Common Shares in this offering, you will incur an immediate and substantial dilution in net tangible book value of U.S.$20.19 per share, after giving effect to the sale by us of 6,000,000 Common Shares offered in this Offering, and after deducting underwriting discounts and commissions and estimated Offering expenses payable by us. In addition, if the Underwriters exercise their option to purchase additional Common Shares, you will incur additional dilution.

We have broad discretion in how we use the net proceeds of this Offering, and we may not use these proceeds in a manner desired by our shareholders.

Our management will have broad discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of our management regarding the use of these proceeds. Our management could spend the net proceeds from this Offering in ways that our shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our Common Shares, to influence the manner in which the net proceeds of this Offering are used. As of the date of this Prospectus Supplement, we plan to use the net proceeds from this Offering for the development of a direct injection natural gas system for multiple automotive OEMs, an off-road and marine engine development program, the development of natural gas products with global truck and engine OEMs, the establishment of dedicated Westport production within a top global OEM auto parts supplier for the development and production of proprietary natural gas fuel injectors and for general corporate purposes. The amounts actually spent by us for any specific purpose may vary significantly and will depend on a number of factors, including the performance of our existing joint ventures, the pace of development of markets for our products, our ability to negotiate supply arrangements, our engineering abilities, the emergence of technical issues in relation to our products in the future and any other unforeseen developments in relation to our markets or to our products. In addition, our future financial performance may differ from our current expectations or our business needs may change as our business and the industry we address evolve. As a result, the net proceeds we receive in this Offering may be used in a manner significantly different from our current expectations.

The number of Common Shares available for future sale could adversely affect the market price of our Common Shares.

We cannot predict whether future issuances of our Common Shares or the availability of Common Shares for resale in the open market will decrease the market price of our Common Shares. Upon completion of this offering, we will have 62,691,912 Common Shares outstanding (63,591,912 Common Shares if the Underwriters exercise their option to purchase additional Common Shares in full), based on the number of Common Shares outstanding as of September 25, 2013.

In June 2013, we filed a short form base shelf prospectus with the Canadian Securities Administrators and the SEC that permits us, from time to time, to offer and sell up to an aggregate of Cdn.$750 million of Common Shares, preferred shares, subscription receipts, warrants, debt securities and units to the extent necessary or advisable to meet our liquidity needs.

Any of the following could have an adverse effect on the market price of our Common Shares:

•	the exercise of the Underwriters’ option to purchase additional Common Shares;

•	issuances of exchangeable notes or other exchangeable or convertible securities;

•	issuances of preferred shares with liquidation or distribution preferences; and

•	other issuances of our Common Shares.

In connection with this offering, we and our executive officers and directors have entered into lock-up agreements restricting, subject to certain exceptions, the sale of any of our Common Shares or any securities convertible into or exercisable or exchangeable for our Common Shares for 90 days following the date of this Prospectus Supplement. However, Morgan Stanley & Co. LLC, Jefferies LLC and Deutsche Bank Securities Inc., in their discretion, at any time may release all or a portion of the securities subject to the foregoing lock-up provisions. If the restrictions under such agreements are waived, the affected Common Shares or other securities may be available for sale into the market, which could reduce the market price of our Common Shares.

From time to time we also may issue Common Shares in connection with strategic acquisitions, and may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our Common Shares, or the perception that these sales could occur, may adversely affect the prevailing market price of our Common Shares or may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

USE OF PROCEEDS

The net proceeds to us from the sale of our Common Shares in this Offering will be approximately U.S.$147.5 million, or approximately U.S.$169.7 million if the Underwriters’ option to purchase additional Common Shares is exercised in full, after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering. The net proceeds of this Offering will be used by us for technology development and product commercialization programs for products in automotive, heavy duty, and off-road applications, and for any capital expenditures related to the development and commercialization of these programs. We expect to use the net proceeds from this Offering approximately as follows:

•	U.S.$20 million to U.S.$40 million for the development of a direct injection natural gas system for multiple automotive OEMs which aligns with the introduction of direct injection gasoline engines;

•	U.S.$20 million to U.S.$40 million for an off-road and marine engine development program;

•	U.S.$30 million to U.S.$70 million for the development of natural gas products with truck and engine OEMs. Technology development for engines would include both Westport HPDI and spark ignited engine technologies to vertically integrate natural gas engine products into their product line;

•	U.S.$40 million to U.S.$50 million to establish dedicated Westport production within leading heavy duty commercial vehicle suppliers for the development and production of proprietary natural gas engine fuel injection equipment and vehicle fuel storage components; and

•	Any remaining net proceeds for general corporate purposes, including but not limited to, advanced technology license and joint commercialization programs to support next generation natural gas vehicles, working capital requirements, infrastructure development, market creation activities, potential acquisitions of businesses, technologies or other assets, debt repayments, general and administrative expenses, and supply chain development.

We will have significant discretion in the use of any net proceeds and such proceeds may be used differently or in different amounts than estimated above. We may invest the net proceeds temporarily until we use them for their stated purpose. The ultimate use of the proceeds of this Offering will depend on the performance of our existing joint ventures, the pace of development of markets for our products, our ability to negotiate supply arrangements, our engineering abilities, the emergence of technical issues in relation to our products in the future and any other unforeseen developments in relation to our markets or to our products. We have incurred substantial losses since our inception in 1995 and continue to incur losses and experience negative cash flows. We cannot predict the future amount of such negative operating cash flows, nor can we predict whether we will be able to generate positive operating cash flows in the future. We may, therefore, use all or a portion of the net proceeds of this Offering to fund negative operating cash flows to the extent we are required or believe it is in our interest to do so. We likewise cannot guarantee that we will be successful in achieving product commercialization in respect of the products referred to above. See “Risk Factors – Risks Related to Our Business – We have incurred and continue to incur losses” in the accompanying Prospectus.

PRIOR SALES

The following description of securities issuances, together with the information contained under the heading “Prior Sales” in the Prospectus, contains information with respect to all issuances of our securities during the twelve month period prior to the date of this Prospectus Supplement.

We have issued the following Common Shares during the periods indicated:

Date	Price per Common Share(1)(2) (CDN$)	Number of Common Shares(3)
2013
June	$10.71 – $30.62	725,579	(4)
July	$3.40 – $33.83	104,182	(5)
August	$18.31 – $31.94	189,822	(6)
September (Sept. 1 – 25)	$4.24 – $14.90	13,870	(7)

Notes:

(1)	Represents a price range indicating the lowest and highest prices at which our Common Shares were issued during the relevant period. With respect to Common Shares issued on exercise of stock options the exercise price of such options has been utilized as the issuance price.
(2)	Common Shares issued upon exercise of performance share units (“PSUs”) or restricted share units (“RSUs”) have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.
(3)	Unless otherwise noted, all Common Shares were issued upon exercise of stock options granted under the Westport Omnibus Plan (as defined in the Management Proxy Circular) or Westport’s previously existing stock option plan.
(4)	Includes 2,094 Common Shares issued upon exercise of PSUs and/or RSUs and 718,485 Common Shares issued as part of the acquisition of BAF.
(5)	Includes 81,823 Common Shares issued upon exercise of PSUs and/or RSUs.
(6)	Includes 189,822 Common Shares issued upon exercise of PSUs and/or RSUs.
(7)	Includes 10,250 Common Shares issued upon exercise of PSUs and/or RSUs.

We have, during the periods indicated, granted the following PSUs and RSUs pursuant to the Westport Omnibus Plan:

Share-based Awards
Date	Number of securities granted (#)		Per Share market value of shares underlying securities at time of unit issuance ($)
March 15, 2013	274,719	(1)	31.02
March 15, 2013	290,571	(2)	31.02
July 2, 2013	17,858	(1)	35.45

Notes:

(1)	Represents a grant of RSUs pursuant to the Westport Omnibus Plan.
(2)	Represents a grant of PSUs pursuant to the Westport Omnibus Plan.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. The following table, together with the information contained under the heading “Market For Securities” in the Prospectus, sets forth the market price ranges, the closing price on the last day of trading and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the twelve month period prior to the date of this Prospectus Supplement.

	Toronto Stock Exchange				NASDAQ Global Select Market
Period	High ($)	Low ($)	Close ($)	Volume (Shares)	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (Shares)
2013
June	36.14	29.10	35.45	630,096	34.44	27.61	33.53	12,653,972
July	36.57	31.23	33.80	930,210	35.40	30.23	32.77	17,120,137
August	34.10	27.26	28.90	1,035,885	33.10	26.26	27.51	18,356,052
September (1 – 25)	30.30	27.94	28.20	643,979	29.48	27.05	27.30	9,891,797

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2013 on an actual basis and on an as adjusted basis to give effect to the sale of our Common Shares in this Offering (assuming no exercise by the Underwriters of their option to purchase additional Common Shares) and the receipt of the net proceeds therefrom at a public offering price of U.S.$25.39 per Common Share. This table should be read in conjunction with “Selected Consolidated Financial Data” included elsewhere in this Prospectus Supplement and the Q2 MD&A and our consolidated financial statements and the related notes incorporated by reference into the Prospectus.

	As of June 30, 2013
	Actual		As Adjusted(2)
	(expressed in thousands of U.S. dollars, except for shares outstanding)
Cash, cash equivalents and short-term investments	$135,286		$282,737

Debt:
Notes payable
9% unsecured subordinated debentures(1)	$34,227		$34,227
Long-term payable	9,893		9,893
Senior financing	16,819		16,819
Senior revolving financing	13,017		13,017
Other bank financing	1,275		1,275
Capital lease obligation	1,346		1,346

Total debt	76,577		76,577

Shareholders’ equity:
Common Shares	$762,254		$909,705
	(56,384,038 Common Shares	)	(62,384,038 Common Shares	)
Preferred Shares	Nil		Nil
Other equity instruments	11,784		11,784
Additional paid-in capital	7,237		7,237
Deficit	(495,666)		(495,666)
Accumulated other comprehensive income	4,183		4,183

Total shareholders’ equity	$289,792		$437,243

Total capitalization	$366,369		$513,820

Notes:

(1)	The debentures were issued pursuant to a private placement of debentures that was completed on September 23, 2011, and mature on September 22, 2014.
(2)	As Adjusted reflects the net proceeds of the Offering after deduction of the Underwriters’ commission and the estimated expenses of the Offering, based on the noon exchange rate provided by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars on September 25, 2013 of Cdn.$1.0295 equals U.S.$1.00.

CERTAIN INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

In the opinion of Bennett Jones LLP, Canadian counsel to Westport, and Stikeman Elliott LLP, Canadian counsel to the Underwriters, the following summary fairly describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable as of the date hereof to a purchaser who acquires Common Shares pursuant to the Offering. This summary is applicable only to a purchaser who, at all relevant times, (i) deals with us and the Underwriters at arm’s length, (ii) is not affiliated with them or us, and (iii) holds his, her or its Common Shares as capital property (a “Holder”), all within the meaning of the Tax Act. Common Shares will generally be considered to be capital property to a purchaser provided the purchaser does not hold the shares in the course of carrying on a business of trading or dealing in securities and has not acquired those shares in a transaction considered to be an adventure or concern in the nature of trade.

This summary does not apply to a purchaser (i) that is a specified financial institution, (ii) that is a financial institution for purposes of the mark-to-market rules under the Tax Act, (iii) an interest in which is a tax shelter investment, (iv) that has elected under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency, (v) that holds at any relevant time Common Shares acquired upon the exercise of rights to acquire such shares received in respect of, in the course of, or by virtue of employment with Westport or any corporation not dealing at arm’s length with Westport, all within the meaning of the Tax Act, or (vi) that has entered into a derivative forward agreement with respect to its Common Shares, within the meaning of proposed amendments to the Tax Act pursuant to the 2013 Federal Budget. Such a holder should consult his, her or its own tax advisors with respect to the purchase of Common Shares pursuant to this Offering.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “U.S. Treaty”), all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, referred to as the Proposed Amendments, and counsels’ understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed and does not take into account or anticipate any other changes in law or administrative policy, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or non-Canadian tax legislation or considerations, which may differ significantly from the tax considerations discussed in this summary. No assurance can be given that the Proposed Amendments will be enacted in the form proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed in this summary.

This summary is of a general nature and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the purchaser’s own particular circumstances. This summary is not intended to constitute legal or tax advice to any particular purchaser. Prospective purchasers should obtain independent advice from their own tax advisors regarding the tax considerations applicable to investing in Common Shares based on their own particular circumstances.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding and disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the Bank of Canada noon rate on the day on which the amount first arose or such other rate of exchange as is acceptable to the Minister of National Revenue.

Taxation of Resident Holders

This portion of the summary applies to Holders who, at all relevant times, are resident in Canada within the meaning of the Tax Act (“Resident Holders”).

Dividends received or deemed to be received on the Common Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit normally applicable to taxable dividends paid by taxable Canadian corporations. Provided that appropriate designations are made by us at the time a dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced gross up and dividend tax credit in respect of such dividend. There may be limitations on our ability to designate dividends as eligible dividends. Taxable dividends received by an individual (including certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received on the Common Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income to the extent and in the circumstances provided in the Tax Act. A Resident Holder that is a private corporation as defined in the Tax Act or a corporation that is controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals may be liable to pay a refundable tax of 33 1/3% of the dividends received on the Common Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.

A Resident Holder who disposes of, or is deemed to have disposed of, a Common Share (other than a disposition or deemed disposition to us) will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are exceeded by) the adjusted cost base of the Common Share and any reasonable costs of disposition. In computing the adjusted cost base of a Common Share the acquisition cost of all Common Shares held as capital property must be averaged.

Generally, one-half of any capital gain, or a taxable capital gain, realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year and one-half of any capital loss, or an allowable capital loss, realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains for a year may be carried back three years or forward indefinitely, in the circumstances and to the extent provided by the Tax Act. The amount of any capital loss realized by a Resident Holder that is a corporation on a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received or deemed to be received thereon, in the circumstances and to the extent provided by the Tax Act. Analogous rules apply where a Resident Holder that is a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.

A Resident Holder that throughout a relevant taxation year is a Canadian-controlled private corporation, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax.

Taxation of Non-Resident Holders

This portion of the summary applies to Holders who, at all relevant times, are not resident in Canada, and are not deemed to be resident, within the meaning of the Tax Act and who do not use or hold, and are not deemed to use or hold, the Common Shares in connection with carrying on business in Canada (“Non-Resident Holders”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere.

Amounts paid or credited to a Non-Resident Holder as dividends or deemed dividends on the Common Shares are subject to withholding tax at a rate of 25%, subject to reduction of such rate under an applicable tax treaty between Canada and the Non-Resident Holder’s country of residence. The rate of withholding tax on dividends is generally reduced to 15% under the U.S. Treaty if the beneficial owner of the dividends is resident in the United States for purposes of the U.S. Treaty and entitled to such reduction pursuant to the limitation on benefits article of the U.S. Treaty.

A Non-Resident Holder will generally not be subject to tax on a capital gain realized on the disposition of a Common Share unless, at the time of disposition, the Common Share constitutes taxable Canadian property to the Holder. A Common Share that is listed on a designated stock exchange (which includes the TSX) at the time it is disposed of, will generally not constitute taxable Canadian property to a Non-Resident Holder unless, at the time it is disposed of or at any time in the prior 60 months (i) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of Canadian real property, Canadian resource property, Canadian timber resource property or an option or interest in respect of such property and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of our capital stock, or (iii) the Common Share is otherwise deemed to be taxable Canadian property.

If a Common Share is taxable Canadian property, a Non-Resident Holder who disposes of the Common Share will generally be subject to the same tax consequences as a Resident Holder who disposes of Common Shares. However, no tax under the Tax Act may be payable on a capital gain realized on the disposition if the Non-Resident Holder is entitled to the benefit of the relieving provisions of a tax treaty between Canada and the Non-Resident Holder’s country of residence. Under the U.S. Treaty, subject to the limitation on benefits article described above, a disposition of Common Shares by a U.S. resident (other than certain former residents of Canada who owned such shares at the time they ceased to be resident in Canada) will generally not be subject to Canadian capital gains tax provided that, at the time of disposition, the value of such shares is not derived principally from real property situated in Canada, within the meaning of the U.S. Treaty. On August 12, 2013, the Department of Finance released a consultation paper entitled “Treaty Shopping – The Problem and Possible Solutions” which reviews various approaches that could be adopted by Canada to prevent the inappropriate use of tax treaties, including the enactment of domestic anti-avoidance legislation and the inclusion of anti-avoidance provisions in Canadian tax treaties. The consultation paper does not include specific amendment proposals.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain anticipated U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to the Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. This summary applies only to U.S. Holders that hold Common Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each prospective investor in Common Shares should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

No ruling from the U.S. Internal Revenue Service (the “IRS”), has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, or disposition of the Common Shares. Because the authorities on which this summary is based are subject to various interpretations, the IRS could successfully challenge one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, U.S. Treasury regulations promulgated thereunder (whether final or temporary), published rulings of the IRS, published administrative positions of the IRS, the U.S. Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based are subject to varying interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any state thereof, or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is neither a U.S. Holder nor an entity or arrangement that is classified as a partnership, (or “pass-through” entity) for U.S. federal income tax purposes. This summary does not address the tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, non-U.S., and other tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are banks, financial institutions, insurance companies, real estate investment trusts, mutual funds, small business investment companies, S corporations or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares other than in connection with this Offering; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates or former long-term residents of the United States or entities subject to the U.S. anti-inversion rules; (j) U.S. Holders that are residents of Canada for tax purposes or otherwise have a taxable connection therewith; (k) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more, by voting power or value, of the outstanding shares of the Corporation; and (l) U.S. Holders that hold their Common Shares through a non-U.S. financial institution or arrangement. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity or arrangement that is treated as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partners (or owners) and the partnership (or “pass-through” entity) and the status of such partners (or owners). Entities that are treated as partnerships (or “pass-through” entities) for U.S. federal income tax purposes and partners of such partnerships (or owners of such “pass-through” entities) should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address any tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares that may arise under any laws other than U.S. federal income tax laws, including tax consequences under U.S. state and local tax laws, U.S. federal estate and gift tax laws, U.S. alternative minimum tax laws, other U.S. non-income tax laws and non-U.S. tax laws. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local tax, U.S. federal estate and gift tax, U.S. alternative minimum tax, other U.S. non-income tax, non-U.S. tax, and other tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the discussion below under “– Passive Foreign Investment Company,” a U.S. Holder that receives a distribution, including a constructive distribution but excluding certain pro rata distributions of Common Shares, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution generally will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares (thereby reducing the U.S. Holder’s tax basis in the Common Shares) and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “– Disposition of Common Shares” below). If a U.S. Holder has different bases in different Common Shares (or blocks of Common Shares), more complicated rules apply and such a U.S. Holder should consult its own financial advisor, legal counsel, or accountant. The U.S. federal income tax consequences described above apply whether or not such distributions are treated as a return of capital for non-tax purposes. The Corporation, however, may not calculate earnings and profits in accordance with U.S. tax principles. In that case, the Corporation intends to treat the full amount of any distribution by the Corporation to U.S. Holders as a dividend for U.S. federal income tax purposes. The amount of any distribution other than cash will be the fair market value of such property on the date of the distribution by the Corporation. U.S. Holders of the Common Shares that are corporations generally will not be entitled to claim a “dividends received deduction” with respect to dividends paid on the Common Shares.

Reduced Tax Rates for Certain Dividends

Dividends paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) the Corporation is eligible for the benefits of the U.S. Treaty or the dividends are paid by the Corporation with respect to stock that is readily tradable on an established securities market in the United States (including NASDAQ), (b) the U.S. Holder receiving such dividends is an individual, estate, or trust, and (c) such dividends are paid on Common Shares that have been held by such U.S.

Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” However, even if the dividends satisfy these requirements, the dividends will not be eligible for taxation at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if the Corporation is a “passive foreign investment corporation” or PFIC (as defined below) for the taxable year during which the Corporation pays a dividend or for the preceding taxable year.

If the requirements of the immediately preceding paragraph are not satisfied, a dividend paid by the Corporation to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in non-U.S. currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of actual or constructive receipt. A U.S. Holder that does not convert non-U.S. currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such non-U.S. currency equal to the U.S. dollar value of such non-U.S. currency on the date of receipt. Such a U.S. Holder generally will recognize U.S. source ordinary income or loss on the subsequent sale or other taxable disposition of such non-U.S. currency (including an exchange for U.S. dollars). U.S. Holders should consult their own tax advisors regarding the tax consequences to them if the Corporation pays dividends in currency other than U.S. dollars.

Disposition of Common Shares

Subject to the discussion below under “– Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss on the sale, exchange, or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

In certain circumstances, amounts received by a U.S. Holder upon the redemption of Common Shares may be treated as a distribution with respect to Common Shares, rather than as a payment in exchange for Common Shares that results in the recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of the Corporation’s “earnings and profits” (for a discussion regarding the U.S. federal income tax treatment of distributions with respect to Common Shares, see “Distributions on Common Shares” above). The determination of whether a redemption of Common Shares will be treated as a distribution with respect to Common Shares, rather than as a payment in exchange for Common Shares, will depend on whether and to what extent the redemption reduces the U.S. Holder’s percentage ownership in the Corporation. The rules applicable to redemptions are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant to determine whether in the U.S. Holder’s own particular case a redemption of Common Shares will be treated as a distribution with respect to Common Shares or as a payment in exchange for the Common Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Corporation generally will constitute “foreign source” income and generally will be categorized as “passive category income.” The foreign tax credit rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Passive Foreign Investment Company

If the Corporation is a PFIC in any taxable year during which a U.S. Holder owns Common Shares, special, and generally unfavorable, rules will be applicable to such U.S. Holder, some of which could impact the consequences described above. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Based in part on current operations and financial projections, the Corporation does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether or not the Corporation is a PFIC is made on an annual basis and is based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether the Corporation will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its PFIC status or that the Corporation will not be a PFIC for any taxable year. If the Corporation were a PFIC in any year during which a U.S. Holder owns Common Shares, such U.S. Holder generally would be subject to additional taxes (including additional taxes attributable to the treatment of certain gains as ordinary income rather than capital gains) on any “excess distributions” (generally distributions during a taxable year exceeding 125% of the average amount received during the three preceding taxable years or, if shorter, the taxpayer’s holding period) and on any gain realized from the sale or other disposition of Common Shares (regardless of whether the Corporation continued to be a PFIC). In addition, distributions on the Common Shares would not be eligible for the preferential tax rate applicable to long-term capital gain of non-corporate taxpayers. A U.S. Holder may be eligible to make a mark to market election that would cause the tax consequences to an electing U.S. Holder to differ from those described above. The PFIC rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares may be subject to information reporting and backup withholding tax at a rate of 28% if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S.

taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report interest or dividends, (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax, or (e) otherwise fails to comply with, or establish an exemption from, applicable backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder timely furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

3.8% Surtax and Specified Foreign Financial Asset Disclosure

Certain U.S. Holders who are individuals, estates or trusts are required to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other taxable disposition of the Common Shares, subject to certain limitations and exceptions. In addition, the Hiring Incentives to Restore Employment Act requires certain U.S. Holders who are individuals to report information relating to an interest in the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the Common Shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of the final prospectus supplement in connection with the Offering, the Underwriters named below, for whom Morgan Stanley & Co. LLC, Jefferies LLC and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	1,620,000
Jefferies LLC	1,620,000
Deutsche Bank Securities Inc.	1,620,000
RBC Capital Markets, LLC	380,000
Lake Street Capital Markets, LLC	380,000
Craig-Hallum Capital Group LLC	380,000

Total	6,000,000

The Common Shares are being offered in Canada by Morgan Stanley Canada Limited and RBC Dominion Securities Inc., and in the United States by Morgan Stanley & Co. LLC, Jefferies LLC, Deutsche Bank Securities Inc., RBC Capital Markets, LLC, Lake Street Capital Markets, LLC and Craig-Hallum Capital Group LLC.

The Underwriters and the representatives are collectively referred to as the “Underwriters” and the “representatives”, respectively. The Underwriters are offering the Common Shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Shares offered by this Prospectus Supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the Underwriters under the agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are obligated to take and pay for all of the Common Shares offered by this Prospectus Supplement if any such shares are taken. However, the Underwriters are not required to take or pay for the shares covered by the Underwriters’ option to purchase additional Common Shares described below.

The Offering is being made concurrently in the United States and Canada pursuant to the multi-jurisdictional disclosure system adopted by those countries. The Common Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available. Subject to applicable law, the Underwriters may offer the Common Shares outside of the United States and Canada.

The Offering price was determined by negotiation between us and the representatives on behalf of the Underwriters. The Offering price of the Common Shares for investors in the United States will be payable in U.S. dollars and the Offering price of the Common Shares for investors in Canada will be payable in Canadian dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to us by the Underwriters in U.S. dollars based on the U.S. dollar Offering price.

The Underwriters initially propose to offer part of the Common Shares directly to the public at the Offering price listed on the cover page of this Prospectus Supplement and part to certain dealers at a price that represents a concession not in excess of U.S.$0.4189 per share under the public Offering price. After the initial Offering of the Common Shares, the Offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 900,000 additional Common Shares at the public Offering price listed on the cover page of this Prospectus Supplement, less underwriting discounts and commissions. To the extent the option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Common Shares as the number listed next to the Underwriter’s name in the preceding table bears to the total number of Common Shares listed next to the names of all Underwriters in the preceding table.

For purposes of the Offering in Canada, if all of the Common Shares have not been sold after the Canadian affiliates of the Underwriters have made a reasonable effort to sell the Common Shares at the initial Offering price disclosed in this Prospectus Supplement, then such affiliates may from time to time decrease or change the Offering price and the other selling terms provided that the price for the Common Shares shall not exceed the initial Offering price and further provided that the compensation that is realized by such affiliates will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by such affiliates to us.

The following table shows the per share and total public Offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase up to an additional 900,000 Common Shares.

		Total Offering
	Per Share	No Exercise	Full Exercise
Public Offering price (U.S.$)	25.390000	152,340,000.00	175,191,000.00
Underwriting discounts and commissions (U.S.$)	0.698225	4,189,350.00	4,817,752.50
Proceeds, before expenses, to us (U.S.$)	24.691775	148,150,650.00	170,373,247.50

Rothschild Inc. (“Rothschild”) has acted as our financial advisor in connection with the Offering. Rothschild is not acting as an underwriter in connection with the Offering, and accordingly, Rothschild is neither purchasing Common Shares nor offering Common Shares to the public in connection with the Offering.

The estimated expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately U.S.$700,000. The expenses of the Offering include a fee to be paid to Rothschild for services rendered as our financial advisor in connection with the Offering.

The Underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Common Shares offered by them.

Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on the NASDAQ under the trading symbol “WPRT”. The TSX has conditionally approved the listing of the Common Shares offered by this Prospectus Supplement. Listing on the TSX is subject to our fulfillment of all of the listing requirements of the TSX on or before December 17, 2013. The Common Shares offered by this Prospectus Supplement will be listed on NASDAQ.

Subject to specified exceptions, we and all of our directors and executive officers have agreed that, without the prior written consent of the representatives, in their sole discretion, we and they will not, during the period ending 90 days after the date of this Prospectus Supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares; or

•	file any registration statement with the SEC relating to the Offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares,

whether any such transaction described above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. Notwithstanding the foregoing, our directors and executive officers may collectively sell or otherwise transfer up to 200,000 Common Shares in the aggregate during the period ending 90 days after the date of this Prospectus Supplement. In addition, each such person agrees that, without the prior written consent of the representatives, in their sole discretion, it will not, during the period ending 90 days after the date of this Prospectus Supplement, make any demand for, or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Until the distribution of the Common Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the representatives may engage in transactions that stabilize the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price so long as stabilizing transactions do not exceed a specified maximum.

Pursuant to rules of the Ontario Securities Commission and the Universal Market Integrity Rules for Canadian Marketplaces, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares except in accordance with certain permitted transactions, including market stabilization and passive market making activities. In connection with the sale of our Common Shares, the Underwriters may sell more shares than they are required to purchase in this Offering or effect transactions which stabilize or maintain the market price of the shares of our Common Shares at levels other than those which otherwise might prevail on the open market.

In connection with this Offering, in order to facilitate the Offering of the Common Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the Underwriters under their option to purchase additional Common Shares. The Underwriters can close out a covered short sale by exercising their option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional Common Shares. The Underwriters may also sell shares in excess of their option to purchase additional Common Shares, creating a naked short position. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in this Offering. As an additional means of facilitating this Offering, the Underwriters may bid for, and purchase, Common Shares in the open market to stabilize the price of the Common Shares. These activities may raise or maintain the market price of the Common Shares above independent market levels or prevent or retard a decline in the market price of the Common Shares. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the United States Securities Act of 1933 and applicable Canadian securities legislation, or to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more Underwriters, or selling group members, if any, participating in this Offering. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to Underwriters that may make Internet distributions on the same basis as other allocations.

Affiliations

The Underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the Underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the Underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each a “Relevant Member State”) each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Common Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any Common Shares may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters for any such offer; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

For the purposes of the above, the expression an “offer of Common Shares to the public” in relation to any Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression

“Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This European Economic Area selling restriction is in addition to any other selling restrictions set out in this Prospectus Supplement.

United Kingdom

Each Underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any Common Shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Common Shares to be distributed pursuant to this Prospectus Supplement will be reviewed on our behalf by Bennett Jones LLP and Kirkland & Ellis LLP and on behalf of the Underwriters by Stikeman Elliott LLP and Jones Day.

As at the date hereof, the partners and associates of Bennett Jones LLP and Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP, Chartered Accountants, 900 – 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3. Our financial statements as at December 31, 2012 and 2011 and for year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP are independent of us pursuant to the rules of professional conduct applicable to auditors in all provinces of Canada and independent within the meaning of the U.S. Exchange Act, as amended.

The auditors of CWI are KPMG LLP, Chartered Accountants, 900 – 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3. The audited financial statements of CWI as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012 and December 31, 2011 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP are independent of us pursuant to the rules of professional conduct applicable to auditors in all provinces of Canada and independent within the meaning of the U.S. Exchange Act, as amended.

The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in the cities of Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the Prospectus under “Documents Filed as Part of the Registration Statement”, the documents referred to under “Documents Incorporated by Reference” in this Prospectus Supplement and the Underwriting Agreement have been or will be filed with the SEC as part of the registration statement to which this Prospectus Supplement and the Prospectus relate.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Investor Relations and Communications of Westport Innovations Inc. at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046 and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	June 20, 2013

Cdn.$750,000,000

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Debt Securities

Units

This prospectus (the “Prospectus”) relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments, remains valid, of up to Cdn.$750,000,000 (or the equivalent in other currencies or currency units) aggregate initial offering price of our common shares (“Common Shares”), preferred shares (“Preferred Shares”), subscription receipts (“Subscription Receipts”), warrants to purchase Common Shares (“Warrants”), senior or subordinated unsecured debt securities (“Debt Securities”), and/or units comprised of one or more of the other securities described in this Prospectus in any combination, (“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts, Debt Securities and Warrants, the “Securities”). The Securities may be offered by us or by our securityholders. We, or our securityholders, may offer Securities in such amount and, in the case of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants and Units, with such terms as we, or our securityholders, may determine in light of market conditions. We, or our securityholders, may sell the Preferred Shares, Subscription Receipts, Debt Securities and Warrants in one or more series.

There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors”.

The specific variable terms of any offering of Securities will be set forth in a supplement to this Prospectus relating to such Securities (each, a “Prospectus Supplement”) including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the issue price, the terms and procedures for the exchange of the Subscription Receipts and any other specific terms; (iv) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), number of the Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms; (v) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency (which may be Canadian dollars or any other currency), the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of a maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination of the Debt Securities to other indebtedness, any redemption provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities and any other specific terms; and (vi) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), terms of the Units and of the securities comprising the Units and any other specific terms. You should read this Prospectus and any Prospectus Supplement before you invest in any Securities.

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on SEDAR at www.sedar.com or on Westport’s website at www.westport.com, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. See “Where you Can Find Additional Information”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our annual financial statements as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011 and our interim financial statements as at and for the three month period ended March 31, 2013 and 2012 in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Alberta, Canada, that some or all of our officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus are residents of Canada, and that all or a substantial portion of our assets and the assets of such persons are located outside the United States.

The individuals listed in the table below are each a director or executive officer of the Corporation who resides outside of Canada and has appointed the following agent for service of process:

Name of Person	Name and Address of Agent
John Beaulieu	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Warren Baker	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Nancy Gougarty	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Douglas King	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Bill Larkin	Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, organized or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Our outstanding securities are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “WPT” and on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbol “WPRT”. Unless otherwise specified in any applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, and Units will not be listed on any securities exchange. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers may not be able to resell the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.

Our Securities may be sold pursuant to this Prospectus to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers or through agents at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, the initial public offering price, the proceeds expected to be received by us or any selling securityholder, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to Securities sold to or through underwriters, if any, will be named in the related Prospectus Supplement.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

Our head office is located at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, and our registered office is located at 4500 – 855 2nd Street S.W., Calgary, Alberta T2P 4K7.

DEFINITIONS AND OTHER MATTERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Westport” or the “Corporation” are to Westport Innovations Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using U.S. GAAP.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and any Prospectus Supplement, and in certain documents incorporated by reference in this Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus and the documents incorporated by reference in this Prospectus contain forward-looking statements which include, but are not limited to, the manner in which the selling securityholders may sell Securities, the filing of one or more Prospectus Supplement(s), and the expansion of our product offering.

In addition to those forward-looking statements referred to above, readers should also refer to the AIF (as defined below), under the heading “Forward-Looking Information” and the MD&A (as defined below) under the heading “Forward Looking Statements”, both of which are incorporated by reference into this Prospectus, for a list of some additional forward-looking statements made by us in this Prospectus and the documents incorporated by reference in this Prospectus.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus, any Prospectus Supplement and in the documents incorporated by reference into this Prospectus and other unforeseen risks, including, without limitation:

•	market acceptance of our products;

•	product development delays;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	the success of our business partners and original equipment manufacturers (“OEMs”), with whom we partner;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	price differential between compressed natural gas (“CNG”), liquefied natural gas (“LNG”) and liquefied petroleum gas (“LPG”) relative to petroleum-based fuels;

•	limitations on our ability to protect our intellectual property;

•	potential claims or disputes in respect of our intellectual property;

•	limitations in our ability to successfully integrate acquired businesses;

•	limitations in the development of natural gas refuelling infrastructure;

•	the ability to provide the capital required for research, product development, operations and marketing;

•	there could be unforeseen claims made against us;

•	our international business operations could expose us to factors beyond our control, such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes, and delays in the development of international markets for our products; and

•	those risks discussed in this Prospectus and the AIF under the heading “Risk Factors” and in the MD&A under the heading “Forward Looking Statements”.

Any forward-looking statement is made only as of the date of this Prospectus or the applicable document incorporated by reference herein. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Vice President, Investor Relations and Communications at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-2046. Copies of documents incorporated by reference are also available electronically at www.sedar.com.

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in this Prospectus:

•	our annual information form dated March 7, 2013 for the year ended December 31, 2012 (the “AIF”);

•	our management proxy circular dated February 28, 2013 relating to the annual and special meeting of shareholders held on April 11, 2013 (the “Management Proxy Circular”);

•	our amended audited consolidated financial statements as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011, together with the notes thereto, and the auditors’ report thereon addressed to our shareholders and filed on SEDAR on May 31, 2013 (the “Annual Financials”);

•	our amended management’s discussion and analysis of financial condition and results of operations dated May 31, 2013, for the fiscal year ended December 31, 2012 and filed on SEDAR on May 31, 2013 (the “MD&A”);

•	our interim consolidated financial statements as at and for the three month period ended March 31, 2013 and 2012; and

•	our interim management’s discussion and analysis of financial condition and results of operations dated May 2, 2013, for the three months ended March 31, 2013.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative unaudited interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, we have and will incorporate by reference into this Prospectus from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form, audited annual financial statements and related management’s discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, all unaudited interim financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of holders of Common Shares being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on SEDAR at www.sedar.com or on Westport’s website at www.westport.com, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the MJDS adopted by Canada and the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

Investors may read any document that we have filed with the SEC and may also obtain copies of those documents by paying a fee at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents we have filed with the SEC at the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are available electronically from SEDAR at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Alberta). The majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States.

We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws or the securities laws of any state of the United States.

We have been advised by our Canadian counsel that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

WESTPORT INNOVATIONS INC.

Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 101 – 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

We have three material subsidiaries, Westport Power Inc. (“WPI”), which is 100% wholly-owned and incorporated pursuant to the Business Corporations Act (British Columbia), Westport Light Duty Inc. (“Westport LD”), which is 100% wholly-owned by WPI, and incorporated pursuant to the Business Corporations Act (British Columbia) and Westport Fuel Systems Inc., a Delaware corporation, which is 100 % wholly-owned.

In addition, we own 100% of the voting securities of Westport Innovations (Australia) Pty. Ltd., a Victoria, Australia corporation and 100% of the voting securities of Westport Innovations (Hong Kong) Limited (“Westport HK”), a Hong Kong, China corporation. Westport HK owns 35% of the voting securities of Weichai Westport Inc., a Chinese corporation.

We, through WPI, own 50% of the voting securities of Cummins Westport Inc. (“CWI”), a Delaware corporation.

We, through Westport LD, own 100% of the voting securities of Alternative Fuel Vehicle Sweden AB, a Swedish corporation, and 100% of the voting securities of Juniper Engines Inc. S.r.l. (“Juniper”), an Italian corporation. Juniper owns 100% of the voting securities of Emer S.p.A., an Italian corporation, and 100% of the voting securities of OMVL S.p.A., an Italian corporation.

OUR BUSINESS

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 8.9 litre), heavy-duty- (11 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, to date, we have sold over 73,000 natural gas and propane engines and fuel systems to customers in more than 19 countries. We currently have strategic relationships with three of the world’s top four engine producers and supply or have strategic relationships with six of the world’s top ten truck producers, as well as eight of the world’s top ten automotive manufacturers.

Since our founding in 1995, we have focused on developing technology that allows us to produce more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. We have invested over U.S.$400 million towards the research, development and commercialization of our proprietary technologies, which allow engines to operate on natural gas while preserving the key benefits of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource. Our systems enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen. Our research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage.

We leverage our proprietary technology by partnering with the world’s leading diesel engine and truck OEMs to develop, manufacture and distribute our engines and fuel systems to a diverse group of global truck and bus OEMs. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low-emission engines is prevalent.

RECENT DEVELOPMENTS

We have, historically, reported our 50/50 joint venture with Cummins, Inc. (“Cummins”), CWI, on a consolidated basis in our financial statements, reflecting 100% of our assets, liabilities, revenues and expenses in the consolidated financial statements, and presented the 50% interest held by our joint venture partner, Cummins, as “Net income attributed to joint venture partners”. Effective for our financial statements beginning with the year ended December 31, 2012, we have reported our interest in CWI by the equity method in “Long-term investments” on our consolidated balance sheets and reported the Corporation’s share of net earnings of CWI in “Income from investments accounted for by the equity method” in the statement of operations. The Corporation has restated its consolidated financial statements for the nine month period ended December 31, 2011 and the year ended March 31, 2011 on a similar basis. This restatement did not affect the reported amounts of net loss attributable to the Corporation, loss per share or shareholders’ equity but has impacted certain amounts disclosed. See the Annual Financials and the MD&A.

During the fourth quarter of 2012, we created new internal reporting alignments to accommodate the variety in product, system and service solutions we offer. Internal operating business units following the realignment include: Westport Applied Technologies, Westport On-Road Systems, Westport New Markets and Off-Road Systems, and Corporate and Technology Investments. In addition, we expect to deliver new and existing products across multiple platforms under the single “Westport” brand going forward. In doing so, we have removed label restrictions described as “Light-Duty”, “Heavy-Duty” or “High-Horsepower” to allow us to enter new markets with new and existing products and services under the one brand: “Westport”. See the AIF under the heading “Business Unit Realignment”.

RISK FACTORS

A prospective purchaser of Securities should carefully consider the list of risk factors incorporated by reference in this Prospectus before purchasing our Securities. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described in the documents incorporated by reference in this Prospectus may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.

Risks Related to Our Business

We have incurred and continue to incur losses.

We have incurred substantial losses since our inception and continue to incur losses and experience negative cash flows. We cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing, and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and we may need to raise additional capital.

We may be unable to raise additional capital.

Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development projects, sales, marketing and product development activities, and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.

Sustained negative economic factors could negatively impact our business.

Global economic factors beyond our control such as a sustained and far reaching negative economic factors, more restrictive access to credit markets or other broad economic issues may negatively affect the natural gas vehicle market, and reduce demand for our products as partners and potential customers defer replacing older vehicles or expanding their fleets. Our bad debt expense may increase, and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.

Potential fluctuations in our financial results make financial forecasting difficult.

We expect our revenues and results of operation to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues, and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, the continuance and timing of government funding of our research and development programs is difficult to predict and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current research and development programs. We are also subject to normal operating risks such as credit risks, foreign currency risks, and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our Common Shares might be materially and adversely affected.

A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate.

Although we have seen strong growth in CWI revenues and interest from municipalities and private fleets, engines with natural gas fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.

If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

Certain of our products may not achieve widespread adoption.

Our direct injection technology has been demonstrated in heavy-duty trucks, light-duty vehicles and high-horsepower applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect or that prototypes and commercial systems will be developed and sold in commercially viable numbers.

Our Westport fuel systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets will be unlikely to buy products containing our fuel systems.

The application of our direct injection technology in high-horsepower applications is in its infancy. Our technology may not meet all the demands of these new applications, such as ultra high reliability, long life, high efficiency, high performance, refuelling convenience, emissions and safety regulations. Other technologies may provide better compromise. In these cases our market penetration may be lower than expected.

Dependence on Government Incentives

We are partly dependent on government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected.

Our business has benefited from the availability of government tax incentives, such as tax credits and grants to encourage the use of natural gas in trucks, buses and other vehicles. On December 31, 2012, the United States Congress passed the American Tax Relief Act of 2012, which extended the Alternative Fuels Excise Tax Credit of U.S.$0.50 per gallon for LNG and U.S.$0.50 per GGE of CNG until December 31, 2013 and also made those credits retroactive to January 1, 2012. In addition, the Alternative Fuel Vehicle Fueling Infrastructure Credit of 30% of the cost of any qualified alternative fuel vehicle refuelling property placed in service during the taxable year, not to exceed U.S.$30,000 in the case of a property of a character subject to an allowance for depreciation, and U.S.$1,000 in any other case, was also extended until December 31, 2013 and made retroactive to January 1, 2012. There was also an extension and modification of the bonus depreciation provision that extends the 50% bonus depreciation through to January 1, 2014.

In the absence of federal legislation, individual states have initiated and passed bills to provide incentives to encourage the use of domestic energy sources such as natural gas. Texas Senate Bills 20 and 385 have been passed and authorize funding for approximately U.S.$16 million for natural gas vehicle rebates, which includes converting heavy-duty fleet vehicles to natural gas, and U.S.$4 million per year for the next two years for the establishment of natural gas stations between the cities of Dallas, San Antonio and Houston. California, through the CEC with funds through Assembly Bill 118, has established the Natural Gas Vehicle Buy-Down Program, a rebate program to incentivize the deployment of natural gas and propane vehicles in all weight classes in California. Funding for this program for 2012 was U.S.$12.7 million. No date for 2013 applications has been announced. California also has programs authorized by Proposition 1B that periodically make funding available to promote the use of cleaner heavy-duty trucks within the state. Pennsylvania through House Bill 1950 authorizes U.S.$20 million over three years in vehicle and transit grants of up to U.S.$25,000 per vehicle. Other states such as Louisiana, Oklahoma, and West Virginia offer state income tax credits for the purchase of alternative fuel vehicles including natural gas.

Due to the variable nature of government funding and incentive programs, we are unable to ascertain if current programs will continue or be renewed or whether proposed bills will be passed and enacted into law. While we believe that even in the absence of government incentives, there are sound financial and environmental motivations for customers to buy our engines, continued uncertainty over the amount and availability of government incentives in the United States, Canada, and Sweden could cause customers to delay making purchasing decisions as they wait for programs to become available. The absence of consistent commitment by government to promote natural gas vehicles could negatively affect the business by delaying purchasing decisions by prospective customers insofar as this uncertainty persists.

While some of our customers have been able to qualify for programs offered by federal, state and local agencies such as CARB, CEC, SCAQMD in California as well as other jurisdictions, there is no certainty that this assistance will continue into the future. In addition to customers’ participation in fleet vehicle deployment incentives, Westport enters into agreements with government agencies to help fund our research and development programs. As with the variability of vehicle deployment incentives, there can be no assurance that we will succeed in being awarded future R&D funding from any government agencies at the same levels we have received in the past or at all.

Fuel price differentials are hard to predict and may be less favourable in the future.

The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas, diesel and gasoline fuels. Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, and government excise and fuel tax policies. While this price differential increased in the year ended December 31, 2012, there can be no assurance that natural gas will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers’ decisions to adopt natural gas as an energy solution in the short term.

Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned.

For motor vehicles, natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in most jurisdictions. There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.

Changes in environmental and regulatory policies could hurt the market for our products.

We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the United States. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.

We currently face, and will continue to face, significant competition.

Our products face, and will continue to face, significant competition, including from incumbent technologies, and in particular increased competition with respect to spark-ignited natural gas engine OEMs in China and aftermarket kit providers in Europe. As the market for natural gas engine products continues to grow this competition may increase. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.

Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies, including other fuel systems and in particular increased competition with respect to spark-ignited natural gas engine OEMs in China and aftermarket kit providers in Europe. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.

In high-horsepower applications, there are already engine manufacturers with significant experience with utilization of natural gas, for example in power generation and in marine applications. Westport may not be able to gain experience fast enough to capture a significant enough market share.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends. In any case, there can be no assurance that:

•	any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example, through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

•	we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

•	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

•	our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

•	any of our trade secrets will not be learned independently by our competitors; or

•	the steps we take to protect our intellectual property will be adequate. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture, shipment of products or our use of processes requiring such intellectual property.

We could become engaged in intellectual property litigation or disputes that may negatively affect our business.

From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows, parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.

As a result, while we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation or disputes, including any that may arise in respect of, including but not limited to our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We are dependent on relationships with strategic partners.

Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution. To be commercially viable, our fuel systems must be integrated into engines, and our engines must be integrated into chassis manufactured by OEMs. We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements or that our strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. We can offer no guarantee that even if technology agreements do exist with our strategic partners that OEMs will manufacture engines with our fuel systems or chassis for our engines, or if they do manufacture such products, that customers will choose to purchase them. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results. In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.

Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, to change or seek to change the terms of our contractual relationships with them or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.

In addition, disputes regarding the rights and obligations of the parties have in the past and may in the future arise under our agreements with our strategic partners. These and other possible disagreements have in the past and may in the future lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration. Moreover, disagreements have in the past and may in the future arise with our strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.

We are dependent on relationships with our suppliers.

While we have negotiated supply agreements with various manufacturers and have entered into a strategic supply agreement with Delphi Automotive Systems, LLC, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules. In particular, we are dependent on sole suppliers for our injectors, tanks and pumps for our Westport heavy-duty systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that have global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

We are dependent on our relationship with Cummins for CWI profits and cash flows.

CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on CWI’s business and financial results.

Under a Second Amended and Restated Joint Venture Agreement between Cummins, Westport and CWI (the “Amended JVA”), while Cummins is subject to exclusivity restrictions that generally limit Cummins’ ability to compete against CWI in North America in respect of spark-ignited natural gas or propane products within the displacement range of the CWI Products (as defined in the AIF), beginning in February 2017, Cummins will be permitted to market and sell a spark-ignited natural gas or propane engine within the displacement range of the CWI Products in North America should they choose to develop one based on a new Cummins heavy duty engine platform and without CWI’s assistance. In addition, the Amended JVA permits Cummins to develop, market and sell products that compete with CWI outside of North America. The introduction by Cummins of new products that compete with CWI could have a material adverse effect on CWI’s sales of CWI Products and on CWI’s financial results.

Under the Amended JVA, the market scope for sales of CWI Products by CWI is primarily limited to North America. Cummins has the sole right to sell CWI Products outside of North America, and the revenues from such sales (as well as the corresponding costs and liabilities) will be credited to CWI. There can be no assurance that Cummins will continue to pursue sales of the CWI Products outside of North America or that the pricing for such CWI Products will be set at levels that will allow such CWI Products to compete effectively in the applicable markets. In addition, the limitation of CWI’s market scope primarily to North America subjects CWI to more concentrated market risk. Any decrease in demand within the North American market for the CWI Products, including as a result of the decrease in the cost of fuels that are alternatives to natural gas or conditions or events that impair or adversely affect the infrastructure for producing and transporting LNG could have a material adverse effect on CWI’s business and financial results.

The Amended JVA provides that substantially all significant decisions with respect to CWI and its business must be unanimously approved by the CWI board of directors and, in some instances, the shareholders of CWI. Because the CWI board of directors is evenly divided between Westport and Cummins designees and each of Westport and Cummins have 50% ownership of the common shares of CWI, any material change in the nature or scope of CWI’s business, require each of Westport’s and Cummins’ approval. Failure or delay by Cummins or Westport and their respective designees to the CWI board of directors to approve any such matters could have a material adverse effect on CWI’s business and financial results. In addition, the declaration and payment of any dividends by CWI requires unanimous approval of the CWI board of directors and is subject to the business judgment of the CWI board of directors, taking into account the factors specified in the Amended JVA. Failure or delay by CWI to pay dividends could have a material adverse effect on Westport’s cash flows and liquidity.

The Amended JVA provides that upon a change of control of Westport, Cummins may elect to terminate the Amended JVA (in which case Cummins is obligated to repurchase Westport’s shares of CWI at a price determined based on a formula in the Amended JVA) or continue the Amended JVA upon certain modified terms. These provisions may make it less likely that Westport will experience a change of control or may diminish any takeover premium that a third party would pay for its shares.

Our limited production trials, commercial launch activities and field tests could encounter problems.

We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.

We may have difficulty managing the expansion of our operations.

To support the launch, and increase sales and service of our technology and related products, we may be required to expand the scope of our operations rapidly. This may include a need for a significant and rapid increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies. Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.

Warranty claims could diminish our margins.

There is a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a redesign, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could itself have an adverse impact on our finances and on existing or future sales.

New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercialized products, including but not limited to the WiNG System and our Westport heavy-duty systems from which to make our warranty accrual estimates.

We could become subject to product liability claims.

Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.

Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.

Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Our operations, including our research and development and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages. Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event Westport could incur significant costs that could have a material adverse effect upon its financial condition.

We could become liable for environmental damages resulting from our research, development or manufacturing activities.

The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.

We have foreign currency risk.

While a majority of our revenues, cost of sales, expenses and warranty balances are denominated in U.S. dollars, many of our operating expenses, other than cost of sales, are in Canadian dollars and Euros, and we report in U.S. dollars. Foreign exchange gains and losses are included in results from operations. A large decline in the value of the U.S. dollar relative to the Canadian dollar or Euro could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. In fiscal 2012, on average, the U.S. dollar appreciated 0.9% against the Canadian dollar and declined 8.1% against the Euro.

We could lose or fail to attract the human capital necessary to run our business.

Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, these employees must be highly skilled and have a sound understanding of our industry, business or our technology.

Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We may not realize the anticipated benefits from joint ventures, investments or acquisitions.

Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.

We could be adversely affected by risks associated with acquisitions.

We may, in the future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We could be adversely affected by the operations of our joint ventures and joint venture partners.

We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption. While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, United States and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements. Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees. Despite our policies mandating compliance with Canadian, United States and local laws, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our joint ventures or their employees or agents. Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations. Geopolitical tensions may affect the performance of our joint ventures and operations in Asia.

Some of our foreign subsidiaries may do business in countries subject to U.S. sanctions and embargoes, and we have limited managerial oversight over those activities.

Some of our foreign subsidiaries, joint ventures or future acquisitions may sell our products to customers in countries that may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S. and Canadian governments or the United Nations. Although these sanctions and embargoes may not prohibit our foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. Further, failure to comply with U.S. and Canadian laws in our foreign operations could result in material fines and penalties, damage to our reputation and a reduction in the value of our Common Shares.

Risks Related to Our Common Shares

Our Common Share price may fluctuate.

The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. As of June 20, 2013, the 52-week trading price of our Common Shares on the NASDAQ Global Select Market ranged from a low of U.S.$23.01 to a high of U.S.$40.40. See also “Market for Securities”.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.

We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a passive foreign investment corporation (“PFIC”) for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or the experts named in this Prospectus or enforce judgments obtained in the United States courts against us, certain of our directors and officers or the experts named in this Prospectus based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this Prospectus. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this Prospectus to enforce liabilities based solely upon United States federal or state securities laws.

DESCRIPTION OF COMMON SHARES

The following description of our Common Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Common Shares. As of December 31, 2012, we had 55,294,091 Common Shares issued and outstanding. Each Common Share entitles the holder to: (i) one vote per share held at meetings of shareholders; (ii) receive such dividends as declared by us, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Shares and our credit facilities; and (iii) receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

In the event of our merger or consolidation with or into another entity in connection with which our Common Shares are converted into or exchanged for shares or other securities of another entity or property (including cash), all holders of our Common Shares will thereafter be entitled to receive the same kind and number of securities or kind of property (including cash). Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Shares having liquidation preferences, if any, the holders of our Common Shares will be entitled to receive pro rata our remaining assets available for distribution.

DESCRIPTION OF PREFERRED SHARES

The following description of our Preferred Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.

We are authorized to issue an unlimited number of Preferred Shares issuable in series with no par value, none of which are currently outstanding. Our board of directors has the authority to determine, with respect to any series of Preferred Shares, the rights, privileges, restrictions and conditions of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the provisions applicable to such series, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares, the holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material tax consequences of owning the Subscription Receipts; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants.

Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of the warrant agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the warrant agreement original purchasers of Warrants may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the exercise or deemed exercise of the Warrants, to receive the amount paid for the Warrants and the amount paid upon exercise of the Warrants in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Warrants.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

•	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. Debt Securities may be offered separately or in combination with one or more other Securities. We may, from time to time, issue debt securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.

The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between ourselves and a financial institution authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by us with the securities commission or similar regulatory authority in each of the provinces of Canada in which we are a reporting issuer after it has been entered into by us and will be available electronically at www.sedar.com.

General

The Debt Securities may be issued from time to time in one or more series. We may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	any limit upon the aggregate principal amount of such Debt Securities;

•	the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	the issue price (at par, at a discount or at a premium) of such Debt Securities;

•	the date or dates on which such Debt Securities will be issued and delivered;

•	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

•	the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

•	the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

•	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation;

•	the Trustee under the Trust Indenture pursuant to which such Debt Securities are to be issued;

•	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

•	any repayment or sinking fund provisions;

•	any events of default applicable to such Debt Securities;

•	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any exchange or conversion terms and any provisions for the adjustment thereof;

•	if applicable, our ability to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities by us or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

•	the provisions applicable to the modification of the terms of the Trust Indenture; and

•	any other specific material terms or covenants applicable to such Debt Securities.

We reserve the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Ranking

The Debt Securities will be direct unsecured obligations of Westport. The Debt Securities will be senior or subordinated indebtedness of Westport as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Westport from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of Westport as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of Westport from time to time issued and outstanding as described in the applicable Prospectus Supplement. We reserve the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

Registration of Debt Securities

Debt Securities in Book Entry Form

Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (each a “Global Security” and together “Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.

A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Debt Securities in certificated non-book-entry form in accordance with the terms of the applicable Trust Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal of and interest, if any, on the Debt Securities represented by a Global Security will be made by us to the Depositary or its nominee.

Subject to such exceptions, if any, as may be provided for in the Trust Indenture and described in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, will not be considered the owners or holders thereof under the applicable Trust Indenture and will be unable to pledge Debt Securities as security. The laws of some states in the United States may require that certain purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form.

Principal and interest payments, if any, on the Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. Neither Westport, the Trustee nor any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Westport, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary participants.

The applicable Prospectus Supplement will identify the applicable Depositary for any Debt Securities represented by a Global Security.

Debt Securities in Registered Form

Debt Securities of any series may be issued in whole or in part in registered form as provided in the applicable Trust Indenture.

In the event that the Debt Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Debt Securities will be registerable and such Debt Securities will be exchangeable for Debt Securities in other denominations of a like aggregate principal amount at the office or agency maintained by us. Payment of principal and interest, if any, on Debt Securities in certificated non-book-entry form may be made by check mailed to the address of the holders entitled thereto.

Subject to the foregoing limitations, Debt Securities of any authorized form or denomination issued under the applicable Trust Indenture may be transferred or exchanged for Debt Securities of any other authorized form or denomination or denominations, any such transfer or exchange to be for an equivalent aggregate principal amount of Debt Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Debt Securities so transferred or exchanged. Exchanges of Debt Securities of any series may be made at the offices of the applicable Trustee and at such other places as we may from time to time designate with the approval of the applicable Trustee and may be specified in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the applicable Trustee will be the registrar and transfer agent for any Debt Securities issued in certificated non-book-entry form under the applicable Trust Indenture.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	the number of Securities that may be purchased upon exercise of each Unit and the price at which and currency or currency unit in which that amount of Securities may be purchased upon exercise of each Unit;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PRIOR SALES

The following description of securities issuances contains information with respect to all issuances of our securities for the 12-month period prior to the date of this Prospectus.

We have issued the following Common Shares during the twelve month period prior to the date of this Prospectus Supplement:

Date	Price per Common Share(1) (2) ($)	Number of Common Shares(3)
2012
June	$5.25 - $11.11	51,148	(4)
July	$5.29 - $11.11	14,285	(5)
August	$6.90 - $31.94	278,412	(6)
September	$6.90 - $11.11	845
October	N/A	NIL
November	$5.29 - $11.11	4,655
December	$11.11 - $19.15	1,200	(7)
2013
January	$11.11 - $33.83	1,900	(8)
February	$5.29	4,363
March	$5.25 - $33.83	99,922	(9)
April	$4.87 - $47.06	220,352	(10)
May	$3.40 - $10.71	37,831	(11)
June (1 – 20)	$10.71 - $29.76	7,094	(12)

Notes:

(1)	Represents a price range indicating the lowest and highest prices at which Common Shares were issued during the relevant period. With respect to Common Shares issued on exercise of stock options the exercise price of such options has been utilized as the issuance price.
(2)	Common Shares issued upon exercise of performance share units (“PSUs”) or restricted share units (“RSUs”) have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.
(3)	Unless otherwise noted, all Common Shares were issued upon exercise of stock options granted under the Westport Omnibus Plan (as defined in the Management Proxy Circular) or Westport’s previously existing stock option plan.
(4)	Includes 50,174 Common Shares issued upon exercise of PSUs and/or RSUs.
(5)	Includes 12,470 Common Shares issued upon exercise of PSUs and/or RSUs.
(6)	Includes 274,210 Common Shares issued upon exercise of PSUs and/or RSUs.
(7)	Includes 1,000 Common Shares issued upon exercise of PSUs and/or RSUs.
(8)	Includes 900 Common Shares issued upon exercise of PSUs and/or RSUs.
(9)	Includes 90,274 Common Shares issued upon exercise of PSUs and/or RSUs.
(10)	Includes 191,375 Common Shares issued upon exercise of PSUs and/or RSUs.
(11)	Includes 2,857 Common Shares issued upon exercise of PSUs and/or RSUs.
(12)	Includes 2,094 Common Shares issued upon exercise of PSUs and/or RSUs.

We have, during the last twelve months, granted the following PSUs, RSUs and stock options, pursuant to the Westport Omnibus Plan.

Share-based Awards
Date	Number of securities granted (#)		Per Share market value of shares underlying securities at time of unit issuance ($)
March 15, 2013	274,719	(1)	31.02
March 15, 2013	290,571	(2)	31.02

Notes:

(1)	Represents a grant of RSUs pursuant to the Westport Omnibus Plan.
(2)	Represents a grant of PSUs pursuant to the Westport Omnibus Plan.

MARKET FOR SECURITIES

Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated.

	TSX				NASDAQ
	High ($)	Low ($)	Close ($)	Volume (Shares)	High (U.S.$)	Low (U.S.$)	Close (U.S.$)	Volume (Shares)
Period

2012
June	38.02	22.87	37.39	6,665,600	37.33	21.93	36.75	52,832,026
July	40.75	32.61	37.78	3,647,904	40.40	31.82	37.63	24,246,869
August	39.42	33.43	34.78	2,313,612	39.69	33.66	35.30	21,093,220
September	34.90	25.50	27.44	3,233,046	35.40	26.29	27.84	25,676,816
October	31.82	23.31	27.90	3,051,403	32.64	25.57	28.03	20,690,922
November	28.01	23.02	26.60	2,357,965	28.00	23.01	26.18	21,966,069
December	28.22	25.33	26.32	988,504	28.67	25.50	26.71	12,207,027
2013
January	29.35	26.36	27.30	1,041,712	29.80	26.50	27.43	12,885,554
February	33.24	26.47	29.86	1,261,854	32.89	26.50	28.94	18,086,668
March	32.44	28.15	30.02	1,342,990	31.69	27.45	29.52	23,943,086
April	31.57	28.00	31.43	1,143,460	31.34	27.50	31.07	13,874,848
May	31.99	27.80	31.47	1,293,715	31.03	27.52	30.31	18,629,562
June (1 – 20)	31.80	29.67	29.90	272,627	30.75	28.58	28.78	5,685,860

CONSOLIDATED CAPITALIZATION

Other than the issuance of an aggregate of 265,277 Common Shares pursuant to the exercise of stock options and units granted under Westport’s securities based compensation plans, there have been no material changes in our share and loan capitalization which have occurred subsequent to March 31, 2013.

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we expect to use the net proceeds we receive from the sale of Securities to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to reduce our outstanding indebtedness, for working capital purposes or for general corporate purposes. The amount of net proceeds to be used for each of the principal purposes will be described in the applicable Prospectus Supplement. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents will be paid out of our general funds. From time to time, we may issue debt securities or incur additional indebtedness other than through the issue of Securities pursuant to this Prospectus. We will not receive any proceeds from any sales of Securities by any selling securityholders pursuant to a secondary offering. More detailed information regarding anticipated expenses associated with any underwriter, broker, dealer manager or similar securities industry professionals in respect of any sales by us or a selling securityholder will be described in any applicable Prospectus Supplement.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of the Securities by selling securityholders will include, without limitation, where applicable: (i) the names of the selling securityholders; (ii) the number or amount of our Securities of the class being distributed owned, controlled or directed by each selling securityholder; (iii) the number or amount of our Securities of the class being distributed for the account of each selling securityholder; (iv) the number or amount of Securities of any class, to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; (v) whether the Securities of the class being distributed are owned by the selling securityholders both of record and beneficially, of record only or beneficially only; (vi) if the selling securityholder purchased the Securities of the class being distributed within two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and (vii) if the selling securityholder acquired the Securities of the class being distributed in the 12 months preceding the date of the Prospectus, the cost thereof to the securityholder in the aggregate and on a per Security basis.

PLAN OF DISTRIBUTION

New Issue

We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such offering.

Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units that is not a secondary offering will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units.

Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our Securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

•	on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

•	broker-dealers may agree with the selling securityholders to sell a specified number of such Securities at a stipulated price per Security;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our Securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Securities in the course of hedging in positions they assume. The selling securityholders may also sell our Securities short and deliver our Securities covered by this Prospectus to close out short positions and to return borrowed Securities in connection with such short sales.

The selling securityholders may also loan or pledge our Securities to broker-dealers that in turn may sell such Securities. The selling securityholders may pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our Securities from time to time pursuant to this Prospectus or any supplement to this Prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or Prospectus Supplement, the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus. The selling securityholders also may transfer and donate our Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

The selling securityholders and any broker-dealer participating in the distribution of our Securities may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our Securities is made, a Prospectus Supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of our Securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, our Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our Securities registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the U.S. Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the U.S. Exchange Act, which may limit the timing of purchases and sales of any of our Securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our Securities to engage in market-making activities with respect to our Securities. All of the foregoing may affect the marketability of our Securities and the ability of any person or entity to engage in market-making activities with respect to our Securities.

Once sold under the shelf registration statement, of which this Prospectus forms a part, our Securities will be freely tradable in the hands of persons other than our affiliates.

EARNINGS COVERAGE

If we offer Debt Securities or Preferred Shares having a term to maturity in excess of one year, under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the offering of the securities will be passed upon for us by Bennett Jones LLP and Kirkland & Ellis LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

The partners and associates of Bennett Jones LLP, as a group, and the partners and associates of Kirkland & Ellis LLP, as a group, each beneficially own, directly or indirectly, less than 1% of our securities.

AUDITORS

Our financial statements as at December 31, 2012 and December 31, 2011 and for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011, incorporated by reference into this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated March 6, 2013, except for the restatements identified in note 2(a) which are as of May 31, 2013, which is also incorporated by reference herein, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. KPMG LLP’s report on the effectiveness of internal control over financial reporting as of December 31, 2012 dated March 6, 2013, except as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting which is as of May 31, 2013, expresses an opinion that the Corporation did not maintain effective internal control over financial reporting as of December 31, 2012 because of the effect of a material weakness on the achievement of the control criteria and contains an explanatory paragraph that states that the Corporation did not employ accounting staff with an appropriate level of technical accounting knowledge, experience and training in the application of recognition, measurement and disclosure requirements of U.S. GAAP and experience with regulatory requirements. KPMG LLP has advised the Corporation that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:

•	the documents referred to under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of our auditors KPMG LLP;

•	the consent of our Canadian counsel Bennett Jones LLP;

•	the consent of our United States counsel Kirkland & Ellis LLP; and

•	powers of attorney from our directors and officers.

EXEMPTION UNDER NATIONAL INSTRUMENT 41-101

Subsection 2.3(1.1) of National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”) requires that a final prospectus be filed no more than 90 days after the date of the receipt for the preliminary prospectus or an amendment to the preliminary prospectus which relates to the final prospectus. As the date of this Prospectus is more than 90 days from the date on which the Corporation received a receipt for its preliminary prospectus dated March 11, 2013, the Corporation has applied for an exemption from that requirement under Part 19 of NI 41-101. Any exemption granted will be evidenced by the issuance of a receipt for this Prospectus, as contemplated under Section 19.3 of NI 41-101.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. The legislation further provides a purchaser with remedies for rescission or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In an offering of convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable securities is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

Original purchasers of Warrants (if offered separately) and Subscription Receipts will have a contractual right of rescission against us in respect of the conversion, exchange or exercise of such Warrant or Subscription Receipt, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant or Subscription Receipt, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: June 20, 2013

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(SIGNED) DAVID R. DEMERS	(SIGNED) BILL E. LARKIN
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of the Corporation

(SIGNED) PHILIP B. HODGE	(SIGNED) DEZSÖ J. HORVÁTH
Director	Director

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